Exhibit 99-3
                                                                    ------------






                        ECI Telecom Ltd. and Subsidiaries

                                  Consolidated
                              Financial Statements
                 As of and for the year ended December 31, 2006

                                               ECI Telecom Ltd. and Subsidiaries

Consolidated Financial Statements as of and for the year ended December 31, 2006
--------------------------------------------------------------------------------

Contents


                                                                           Page


Report of Independent Registered Public Accounting Firm                      1


Consolidated Balance Sheets as of
 December 31, 2006 and 2005                                                  2


Consolidated Statements of Operations for the Years
 ended December 31, 2006, 2005 and 2004                                      3


Consolidated Statements of Comprehensive Income for the
 Years ended December 31, 2006, 2005 and 2004                                4


Consolidated Statements of Changes in Shareholders' Equity for the
 Years ended December 31, 2006, 2005 and 2004                                5


Consolidated Statements of Cash Flows for the
 Years ended December 31, 2006, 2005 and 2004                                7

Notes to the Consolidated Financial Statements                              10

[KPMG GRAPHIC OMITTED]

     Somekh Chaikin

     Mail address          Office address              Telephone  972 3 684 8000
     PO Box 609            KPMG Millennium Tower       Fax 972 3 684 8444
     Tel Aviv 61006        17 Ha'arba'a Street
     Israel                Tel Aviv 61070
                           Israel


Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
ECI Telecom Ltd.


We have audited the accompanying consolidated balance sheets of ECI Telecom Ltd. and subsidiaries ("the Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's Board of Directors and its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1R to the consolidated financial statements, effective January 1, 2006, the Company has adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123R - "Share Based Payment".


Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Tel-Aviv, Israel
March 8, 2007




          Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is a member of KPMG International, a Swiss cooperative.

Consolidated Balance Sheets as of December 31
--------------------------------------------------------------------------------


                                                          2006             2005
                                                --------------   --------------
                                       Note     $ in thousands   $ in thousands
                                  ---------     --------------   --------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents               17A            92,732            63,828
Short-term investments                    2            80,708            41,304
Receivables:
 Trade, net                             17B           187,410           152,805
 Other                                  17C            27,110            24,751
Prepaid expenses                                        4,819             3,617
Work in progress                                       13,062             2,937
Inventories                               3           159,355           146,963
                                                    ---------         ---------
TOTAL CURRENT ASSETS                                  565,196           436,205
                                                    ---------         ---------

LONG-TERM RECEIVABLES, NET                4             6,314             8,273
                                                    ---------         ---------
LONG-TERM DEPOSITS AND
MARKETABLE SECURITIES                     2            72,767           139,964
                                                    ---------         ---------
ASSETS HELD FOR EMPLOYEES'
SEVERANCE BENEFITS                       10            20,549            25,931
                                                    ---------         ---------
INVESTMENTS                               5            11,988            19,787
                                                    ---------         ---------

PROPERTY, PLANT AND EQUIPMENT             6
Cost                                                  293,254           265,446
Less - accumulated depreciation                       169,362           145,855
                                                    ---------         ---------
                                                      123,892           119,591
                                                    ---------         ---------
SOFTWARE DEVELOPMENT COSTS, NET           7            12,852            11,999
                                                    ---------         ---------
GOODWILL                                  8            39,329            39,329

OTHER ASSETS, NET                         9            32,796            37,815
                                                    ---------         ---------
DEFERRED TAXES, NET                     15F            10,197             9,841
                                                    ---------         ---------

TOTAL ASSETS                                          895,880           848,735
                                                    =========         =========



___________________________________          ___________________________________
Shlomo Dovrat                                Rafi Maor
Chairman of the Board                        President, Chief Executive Officer

                                               ECI Telecom Ltd. and Subsidiaries

--------------------------------------------------------------------------------


                                                          2006              2005
                                               ---------------    --------------
                                         Note  $ in thousands     $ in thousands
                                         ----  ---------------    --------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables                                         82,954            56,451
Other payables and accrued liabilities    17D         120,422           120,538
                                                   ----------        ----------

TOTAL CURRENT LIABILITIES                             203,376           176,989
                                                   ----------        ----------

LONG-TERM LIABILITIES

Other liabilities                                         985               157
Liability for employees'
  severance benefits                       10          43,664            48,340

TOTAL LONG-TERM LIABILITIES                            44,649            48,497
                                                   ----------        ----------

TOTAL LIABILITIES                                     248,025           225,486
                                                   ----------        ----------

MINORITY INTEREST                                       4,144             4,120
                                                   ----------        ----------

COMMITMENTS AND CONTINGENCIES              11

SHAREHOLDERS' EQUITY                       12
Ordinary shares NIS 0.12 par value
 per share, authorized
 200,000,000 shares; Issued and
 outstanding 119,324,849
 shares as of December 31, 2006
 and 111,827,822 shares as
 of December 31, 2005                                  6,396             6,262
Capital surplus                                      661,053           648,532
Accumulated other
  comprehensive income (loss)                         (1,682)            8,486
Accumulated deficit                                  (22,056)          (44,151)
                                                  ----------        ----------

TOTAL SHAREHOLDERS' EQUITY                           643,711           619,129
                                                  ----------        ----------

TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY                                895,880           848,735
                                                  ==========        ==========


The accompanying notes are an integral part of the consolidated financial statements.

                                               ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Operations for the Year Ended December 31
--------------------------------------------------------------------------------

                                                                                    2006              2005             2004
                                                                             -----------        ----------       ----------
                                                                    Note       $ in thousands, except per share amounts
                                                             -----------   ------------------------------------------------
Revenues                                                            17F          656,342           629,918          496,712
Cost of revenues                                                    17G          388,023           367,779          300,971
                                                                              ----------        ----------       ----------
GROSS PROFIT                                                                     268,319           262,139          195,741

Research and development costs, net                                 17H           99,525            87,289           64,870
Selling and marketing expenses                                      17I           96,971            95,826           78,423
General and administrative expenses                                 17J           47,560            41,976           35,491
Recovery of doubtful debt                                           17P                -           (10,356)               -
Amortization of acquisition-related intangible assets                              5,019             2,902                -
Impairment of loans                                                  21                -             3,000                -
Acquired in-process research and development                        19B                -               890                -
Restructuring expenses                                               20                -                 -            2,585
                                                                              ----------        ----------       ----------
Operating income                                                                  19,244            40,612           14,372
Financial expenses                                                  17K           (3,091)           (5,304)          (6,562)
Financial income                                                    17K           12,867            10,505            9,169
Other income, net                                                   17L            4,315             1,917            2,693
                                                                              ----------        ----------       ----------
Income from continuing operations
before company's equity in results of investee
companies, minority interest and taxes on income                                  33,335            47,730           19,672
Taxes on income                                                      15           (3,924)           (3,454)          (1,924)
                                                                              ----------        ----------       ----------
Income from continuing operations before
company's equity in results of investee companies
and minority interest                                                             29,411            44,276           17,748
Company's equity in results of investee companies                                 (7,292)           (4,285)          (3,387)
Minority interest                                                                    (24)             (127)            (305)
                                                                              ----------        ----------       ----------
Income from continuing operations                                                 22,095            39,864           14,056
Loss on discontinued operations, net of tax benefit of
 $55 thousand for the year ended December 31, 2004                   22                -                 -           (3,903)
                                                                              ----------        ----------       ----------
Net income                                                                        22,095            39,864           10,153
                                                                              ==========        ==========       ==========


EARNINGS PER ORDINARY SHARE                                          17N
Basic earnings (loss) per ordinary share:
Continuing operations                                                               0.19            0.36              0.13

Discontinued operations                                                                -               -             (0.04)
                                                                              ----------        ----------       ----------
Net earnings per ordinary share                                                     0.19            0.36              0.09
                                                                              ==========        ==========       ==========

Diluted earnings (loss) per ordinary share:
Continuing operations                                                               0.18            0.34              0.12

Discontinued operations                                                                -               -             (0.03)
                                                                              ----------        ----------       ----------
Net earnings (loss) per ordinary share                                              0.18            0.34              0.09


The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                                         3

                                               ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income for the Year Ended December 31
--------------------------------------------------------------------------------



                                                                                    2006              2005               2004
                                                                          --------------    --------------     --------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    --------------     --------------
Net income                                                                       22,095            39,864             10,153
                                                                         --------------    --------------     --------------
Other comprehensive income (loss):
Changes in fair value of financial instruments, net of taxes (nil)               (5,745)           19,226             (8,303)
Realization of gain on available for sale securities, net of taxes (nil)         (4,066)                -             (1,282)
Unrealized holding gains (loss) on available for sale
 securities arising during the year, net of taxes (nil)                            (357)            1,897              2,341
                                                                         --------------    --------------     --------------

Total other comprehensive income (loss)                                         (10,168)           21,123             (7,244)
                                                                         --------------    --------------     --------------

Comprehensive income                                                             11,927            60,987              2,909
                                                                         ==============    ==============     ==============



The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                                           4

                                               ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity
--------------------------------------------------------------------------------

                                                             Number   Share   Capital   Accumulated Accumulated          Total
                                                       of shares(1) capital   surplus         other     deficit  shareholders'
                                                                                      comprehensive (Note 15A2)         equity
                                                                                      income (loss)
                                                       ------------ ------- --------- ------------- ----------- ---------------
                                                                           $ in thousands, except share amounts
                                                       ------------------------------------------------------------------------
Balance at January 1, 2004                             108,038,063   6,163    662,903    (5,393)        (94,168)    569,505

Changes during 2004 -
Net income for the year ended December 31, 2004                  -       -          -         -          10,153      10,153
Employees stock options exercised and paid               1,353,765      35      2,445         -               -       2,480
Amortization of deferred compensation expenses                   -       -      1,650         -               -       1,650
Net unrealized gain on available for sale securities             -       -          -     2,341               -       2,341
Realization of gain on available for sale securities             -       -          -    (1,282)              -      (1,282)
Changes in fair value of financial instruments                   -       -          -    (8,303)              -      (8,303)
Distribution of shares of a subsidiary as dividend
  in kind                                                        -       -    (24,776)        -               -     (24,776)
                                                       ------------ ------- --------- ------------- ----------- ---------------

Balance at December 31, 2004                           109,391,828   6,198    642,222   (12,637)        (84,015)    551,768
                                                       ============ ======= ========= ============= =========== ===============

   (1)  Issued and outstanding




The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                                          5

                                               ECI Telecom Ltd. and Subsidiaries

--------------------------------------------------------------------------------

                                                              Number   Share   Capital   Accumulated Accumulated          Total
                                                        of shares(1) capital   surplus         other     deficit  shareholders'
                                                                                       comprehensive (Note 15A2)         equity
                                                                                       income (loss)
                                                        ------------ ------- --------- ------------- ----------- ---------------
                                                                            $ in thousands, except share amounts
                                                        ------------------------------------------------------------------------
Balance at January 1, 2005                              109,391,828   6,198   642,222       (12,637)     (84,015)       551,768

Changes during 2005 -
Net income for the year ended December 31, 2005                   -        -         -            -       39,864         39,864
Employees stock options exercised and paid                1,697,867       45     4,254            -            -          4,299
Restricted shares issuance                                  742,776       19       (19)                                       -
Restricted shares forfeited                                  (9,557 )      -         -            -            -              -
Share issuance                                                4,908        -        35            -            -             35
Amortization of deferred compensation expenses                    -        -     2,040            -            -          2,040
Net unrealized gain on available for sale securities              -        -         -        1,897            -          1,897
Changes in fair value of financial instruments                    -        -         -       19,226            -         19,226
Balance at December 31, 2005                            111,827,822    6,262   648,532        8,486      (44,151)       619,129
                                                        ------------ ------- --------- ------------- ----------- ---------------
Balance at January 1, 2006                              111,827,822    6,262   648,532        8,486      (44,151)       619,129
                                                        ============ ======= ========= ============= =========== ===============

Changes during 2006 -
Net income for the year ended December 31, 2006                   -        -         -            -       22,095         22,095
Employees stock options exercised and paid                5,963,555      134    12,489            -            -         12,623
Restricted shares issuance                                1,574,767        -         -            -            -              -
Restricted shares forfeited                                 (41,295)       -         -            -            -              -
Realization of gain on available-for-sale securities              -        -         -       (4,066)           -         (4,066)
Share based compensation expense                                  -        -    12,460            -            -         12,460
Net unrealized loss on available for sale securities              -        -         -         (357)           -           (357)
Changes in fair value of financial instruments                    -        -         -       (5,745)           -         (5,745)
Distribution of available for sale securities as
  dividend in kind                                                -        -   (12,428)           -            -        (12,428)
                                                        ------------ ------- --------- ------------- ----------- ---------------
Balance at December 31, 2006                            119,324,849    6,396   661,053       (1,682)     (22,056)       643,711
                                                        ============ ======= ========= ============= =========== ===============


(1)  Issued and outstanding

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                                              6

                                               ECI Telecom Ltd. and Subsidiaries


Consolidated Statements of Cash Flows for the Year Ended December 31
--------------------------------------------------------------------------------

                                                                            2006              2005               2004
                                                                  --------------    --------------     --------------
                                                                  $ in thousands    $ in thousands     $ in thousands
                                                                  --------------    --------------     --------------
Cash flows from operating activities

Net income for the year                                                  22,095            39,864             10,153
Adjustments to reconcile net income to cash provided by
 operating activities:

Depreciation and amortization                                            39,771            36,665             35,827

Share-based payment expenses                                             12,460             2,040              1,650

Gain on sale of property and equipment                                     (447)           (2,398)              (716)

Impairment of loans                                                           -             3,000                  -

Capital loss (gain), net                                                 (3,639)           (2,096)             6,419

Gain from sale of operation                                                   -                 -            (24,186)

Acquired In-process research and development costs                            -               890                  -

Other - net                                                              (1,532)            1,466               (468)

Company's equity in results of investee company                           7,292              4,285             3,387

Minority interest                                                            24               127                562

Loss (gain) from marketable securities                                        9             1,648             (1,482)

Decrease (increase) in trade receivables (including
 non-current maturities of trade receivables)                           (32,647)           78,056             19,395

Decrease (increase) in other receivables                                (10,339)            3,565             (6,196)

Decrease (increase) in prepaid expenses                                  (1,202)            3,325               (947)

Decrease (increase) in work in progress                                 (10,125)              308              7,254

Decrease (increase) in inventories                                      (12,392)           38,127            (57,010)

Increase (decrease) in trade payables                                    26,503           (16,759)            13,986

Increase (decrease) in other payables and accrued liabilities             2,997           (16,068)            32,706

Increase (decrease) in other long-term liabilities                          828                 -             (5,015)

Increase (decrease) in liability for employees'
severance benefits, net of assets funded                                  1,137            (3,351)            (1,530)
                                                                 --------------    --------------     --------------

Net cash provided by operating activities                                40,793           172,694             33,789
                                                                 --------------    --------------     --------------


The accompanying notes are an integral part of the consolidated financial statements.


                                                                                                                   7

                                                                                           ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
-----------------------------------------------------------------------------------------------------------------------------


                                                                                    2006              2005               2004
                                                                          --------------    --------------     --------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    --------------     --------------
Cash flows used in investing activities

Investments in deposits, net                                                     (5,160)            2,368              4,454
Software development costs capitalized                                           (9,472)           (8,014)           (11,151)
Investment in property, plant and equipment                                     (30,755)          (21,499)           (24,293)
Proceeds from sale of property, plant and equipment                                 992             7,131              1,487
Advance payments for acquisition of additional
  shares in consolidated subsidiary                                              (1,100)                -                  -
Investment in investee companies                                                   (608)             (559)            (1,212)
Long-terms loans granted                                                              -                 -             (6,000)
Repayment of long-term loans granted                                                506                 -                  -
Proceeds from realization of an investee company                                      -             2,350                  -
Investment in marketable securities                                             (29,248)          (37,838)           (41,382)
Proceeds from realization of marketable securities                               49,940                 -                  -
Repayment of convertible notes                                                        -                 -              5,400
Acquisition of operations (A)                                                         -           (13,605)                 -
Acquisition of newly consolidated subsidiary (B)                                      -           (85,923)                 -
Proceed from realization of consolidated subsidiary and operations                    -                 -             35,000
                                                                          --------------    --------------     --------------

Net cash used for investing activities                                          (24,905)         (155,589)           (37,697)
                                                                          --------------    --------------     --------------

Cash flows provided by (used in) financing activities

Repayment of loans from banks                                                         -           (30,000)           (30,000)
Share issuance                                                                        -                35                  -
Exercise of stock options                                                        12,623              4,299              2,480
Cash balance of consolidated subsidiary disposed
 as dividend in kind                                                                  -                  -           (39,981)
                                                                          --------------    --------------     --------------

Net cash provided by (used in) financing activities                              12,623           (25,666)           (67,501)
                                                                          --------------    --------------     --------------

Effect of change in exchange rate on cash                                           393            (1,793)               216
                                                                          --------------    --------------     --------------

Net increase (decrease) in cash and cash equivalents                             28,904           (10,354)           (71,193)

Cash and cash equivalents at beginning of year                                   63,828            74,182           *145,375
                                                                          --------------    --------------     --------------

Cash and cash equivalents at end of year                                         92,732            63,828             74,182
                                                                          ==============    ==============     ==============

Supplemental disclosures:

Income taxes paid, net of tax refunds                                             1,140             2,897                282
                                                                          ==============    ==============     ==============

Interest paid                                                                       147               154              1,518
                                                                          ==============    ==============     ==============


* Include $18,964 thousand related to discontinued operations.

The accompanying notes are an integral part of the consolidated financial statements.


                                                                                                                         8

                                                                                          ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

A.       Acquisition of operations (see Note 19)

                                                                                    2006             2005               2004
                                                                          --------------   --------------     --------------
                                                                          $ in thousands   $ in thousands     $ in thousands
                                                                          --------------   --------------     --------------


Net current assets                                                                   -              5,216                 -
Liability for unpaid consideration                                                   -               (250)                -
Property, plant and equipment                                                        -                580                 -
Core Technology                                                                      -              4,349                 -
Goodwill                                                                             -              1,230                 -
Other intangible assets                                                              -              2,480                 -
                                                                          --------------   --------------     --------------
                                                                                     -             13,605                 -
                                                                          ==============   ==============     ==============


B.       Acquisition of newly consolidated subsidiary (see Note 19)

                                                                                    2006             2005               2004
                                                                          --------------   --------------     --------------
                                                                          $ in thousands   $ in thousands     $ in thousands
                                                                          --------------   --------------     --------------


Net current assets (other than cash)                                                 -             11,055                 -
Property, plant and equipment                                                        -              3,155                 -
Long-term liabilities                                                                -               (157)                -
Core Technology                                                                      -             33,820                 -
In-process research and development                                                  -                890                 -
Backlog                                                                              -                100                 -
Goodwill                                                                             -             37,060                 -
                                                                          --------------   --------------     --------------
                                                                                     -             85,923                 -
                                                                          ==============   ==============     ==============


C.       Non-cash activities

Purchase of property, plant and equipment                                             -             3,049                 -
                                                                          ==============   ==============      =============

Property, plant and equipment received as loan consideration                        221                 -                 -
                                                                          --------------   --------------     --------------


Distribution of available-for-sale securities as dividend in kind
 (see Note 1A(4))                                                                12,428                 -                 -
                                                                          ==============   ==============      =============



The accompanying notes are an integral part of the consolidated financial statements.


                                                                                                                         9

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies

         Significant accounting policies, applied on a consistent basis are as follows:

         A.       General

         1. ECI Telecom Ltd. (an Israeli corporation) and subsidiaries ("ECI" or the "Company") provide scalable broadband access, transport and data networking infrastructure platforms for optical and digital telecommunications networks. ECI designs, develops, manufactures, markets and supports telecommunications solutions for evolving services, including voice, data, video and multimedia, and for building next generation converged networks. ECI's products are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-generating services.

                  The Company focuses its activities on three core businesses, which are organized in three divisions: Broadband Access Division, Optical Networks Division and Data Networking Division. (For segment reporting, see Note 17F, for subsequent events, see Note 23).

         2. In December 2002, the Company transferred part of its NGTS activities to a new company subsequently called Veraz Networks Inc., which was set up with third parties and in which the Company holds approximately 41% of the share capital (33% on a fully diluted basis).

         3. On May 10, 2004 the Company distributed 7.6 million of its shares in ECtel Ltd. ("ECtel") to the Company's shareholders of record on May 5, 2004. Before this distribution, ECI held approximately 10.5 million, or 58%, of ECtel's shares. After this distribution, ECI held approximately 2.9 million shares or 16% of ECtel's outstanding shares that were presented in the consolidated balance sheet as an available for sale securities (see Note 1D).

                  Accordingly, the results of ECtel were reclassified as discontinued operations and presented as a single-line item, net of income tax in the statement of operations following the results from continuing operations (see Note 22B).

                  On July 11, 2006 the Company distributed the remaining 2.9 million shares of ECtel to the Company's shareholders of record on June 29, 2006.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         A.       General (cont'd)

         4. On June 3, 2005, the Company acquired 100% of the outstanding common shares of Laurel Networks, Inc. ("Laurel Networks") The results of Laurel Networks' operations have been included in the consolidated financial statements since that date. Laurel Networks is a provider of Next-Generation IP/MPLS Multi Service Edge Routers.
                  After the transaction Laurel Networks became the Data Networking Division of ECI (see Note 19B and also Note 23).

         5. The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States of America.

         6. The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar").

                  Most of the Company's sales are made outside of Israel, in dollars and other non-Israeli currencies (see Note 17F as to geographical distribution). Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company's functional currency.

                  Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" of the Financial Accounting Standards Board (FASB).

                  All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of operations when they arise. Such foreign exchange gains and losses are included in the same statement of operations items as those in which the related transactions are included.

         7. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These are management's best estimates based on experience and other relevant data, however, actual results could differ from these estimates.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         B.       Principles of consolidation

         The consolidated financial statements include those of the Company and all of its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.


         C.       Cash and cash equivalents

         The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents (except for held to maturity debt investments).


         D.       Investments

         1.       Investee companies

                  Investments in investee companies, in which the Company has significant influence (affiliated companies) are presented under the equity method, that is, at cost plus the Company's share of the post-acquisition income or losses.

                  Because the financial statements of an investee company are not made available timely to ECI in order to apply the equity method of accounting, starting from the second quarter of 2006, the proportionate share of the results of operations of this investee company are included in ECI's consolidated financial statements on a three month lag. The change in accounting principle did not have a material impact on the company's financial position or results of operation, and accordingly cumulative effect adjustment as required under SFAS 154, "Accounting Charges and Errors Corrections", has not been reflected in these consolidated financial statements.

                  Investment in entities in which the Company does not have significant influence ("other companies"), are stated as follows:

                  -        Marketable securities - as stated in 2 below.

                  - Non-marketable securities - at cost, less any decline in value which is other than temporary.

         2.       Marketable securities

                  The Company classifies its debt securities in one of three categories: Trading, available for sale or held to maturity and its equity securities as trading or available for sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All debt securities not included in trading or held to maturity are classified as available for sale.

                  Trading, and available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         D.       (cont'd)

         2.       Marketable securities (cont'd)

                  A decline in the market value of any available-for-sale or held-to-maturity security below cost, that is deemed to be other than temporary, is recognized as a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

                  Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield, using the effective-interest method. Dividend and interest income are recognized when earned.


         E.       Inventories

         Inventories are stated at the lower of cost or market. Cost is determined on the moving average basis.


         F.       Property, plant and equipment

         1.       Assets are stated at cost, less accumulated depreciation.

         2. Depreciation is computed using the straight-line method, over the estimated useful economic life of the assets.

                  Annual rates of depreciation are as follows:

                  Buildings                             2.5%
                  Leasehold improvements               10%-20% (or lease term,
                                                                if lower)
                  Machinery and equipment              10% - 33% (mainly 10%)
                  Information technology               20% - 33%
                  Office furniture and equipment       7% - 10%
                  Other                                7% - 15%

         3. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

         4. Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of operations.


         G.       Accrued warranty costs

         Accrued warranty costs are calculated in respect of products sold and work performed are recognized based on prior experience, and other relevant factors, (See also Note 17E).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         H.       Allowance for doubtful debts

         The financial statements include an allowance for loss from receivables for which collection is doubtful. In determining the adequacy of the allowance, consideration is given to the historical experience, aging of the receivable and to information available about specific debtors, including their financial situation, the volume of their operations, and evaluation of the security received from them or their guarantors (see also Note 17B).

         I.       Software development costs

         The Company capitalizes certain software development costs in accordance with SFAS No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Capitalization of software development costs begins upon the determination of technological feasibility as defined in the Statement and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally one to two years.
         Software development costs include costs that relate principally to projects which have recently been released or are not yet available for release to customers. Management believes that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2006 and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released in the future or if market acceptance of related technology is not as anticipated by Management. As a result, the recovery of these capitalized software development costs through future revenues could be reduced materially. In such event, the related capitalized software development costs will be written-off.

         J.       Business combinations

         SFAS No. 141, "Business Combinations" requires that the purchase method be used for all business combinations. Under the purchase method, the cost of an acquisition is allocated to the assets acquired, including identifiable intangible assets and liabilities assumed based on their estimated fair values with the excess of total cost over such aggregate fair value being recognized at goodwill.

         K.       Goodwill and other intangible assets

         Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets". The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

         During 2006 and 2005, the Company performed its annual impairment review of goodwill and concluded that there was no impairment in either year.

         Intangible assets that have finite useful lives are amortized over their expected useful lives.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         L.       Revenue recognition

         1. Revenues from products are recognized when there is persuasive evidence of arrangement, price is fixed or determinable, the product has been delivered and when title to the system and risk of loss have been substantially transferred to the customer, provided that collection is reasonably assured. When the sale arrangement includes customer acceptance provisions with respect to network interoperability, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied.

                  When a sale involves multiple elements, such as sales of products that include installation and integration services, the entire fee from the arrangement is evaluated under Emerging Issues Task Force ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables". In such arrangements, the arrangement consideration is allocated to each respective element based on its relative fair value and recognized when all the following revenue recognition criteria for each element are met: (1) the delivered items have value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered items, (3) if the arrangement includes a general right of return, delivery or performance of the undelivered items is probable and substantially in the control of the Company.

        2. The Company makes certain sales through resellers. The Company recognizes revenues from sales to resellers, assuming all other criteria for revenue recognition are met and provided that there is no contractual right of return, either (i) when it receives adequate collateral (which in many cases is a Letter of Credit) from the reseller to secure payment to the Company, or (ii) in certain instances where the Company has an established ongoing relationship with the reseller and a proven track record of payments, when it receives written evidence of the identity of the end-user and the existence of an agreement by the end-user to purchase the product from the reseller (e.g. a copy of a purchase order) or (iii) in instances where the reseller is a major internationally known corporation and the Company has an established ongoing relationship with such reseller and a proven track record of payments, upon delivery of the products to the reseller. When the collectability from the reseller is not reasonably assured or when the right of return exists, revenue is recognized on a cash basis, provided that the reseller has ultimately sold the products to an end-user or the return privilege has substantially expired.

         3. Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is recognized as interest income over the period of the receivable by the interest method.

         4. Revenue from software license is generally recognized at the time the software is delivered to the customer, if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, the Company has no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

         5. Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratably over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which such services are performed.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

        L.        Revenue recognition (cont'd)

        6. The percentage of completion method of accounting, in accordance with Statement of Position ("SOP") 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts" is used for sales generated from certain contracts, primarily those related to customized network solutions and network build-outs with durations of at least six months. The units-of-delivery method or units-of-work performed method is used to measure progress on each contract. Revenue and cost estimates are revised periodically based on changes in circumstances. Any expected losses on contracts are recognized immediately upon contract signing or as soon thereafter as identified.


        M.        Research and development

        Research and development costs, are charged to the consolidated statements of operations as incurred. The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry Trade and Labor, (the "OCS") as a reduction of research and development expenses. Royalties payable to OCS are recognized pursuant to sale of related products and are classified as cost of revenues.


         N.       Reclassification

        Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.


         O.       Income taxes

         1. The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes".

                  Under SFAS 109, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts, as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes are expected to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized. Deferred tax assets and liabilities are classified as current or non current items in accordance with the nature of the assets or liabilities to which they relate. When there is no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal.

                  Deferred taxes have not been recorded in respect of the following matters -

                  o Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists.

                  o Differences between the financial carrying amounts of non monetary assets and liabilities and their tax basis attributable to the rate of change in Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, in accordance with paragraph 9 (f) of SFAS 109.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         O.       Income taxes (cont'd)


         2. Income tax expense represents the tax payable for the year and the change during the year in deferred tax assets and liabilities.


         P.       Derivative financial instruments

         SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133" require that all derivative instruments be recorded on the balance sheet at their respective fair values.

         The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and foreign exchange options. The Company's forward foreign exchange contracts are primarily denominated in Euro, Pounds Sterling and NIS and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be identified and quantified.

         On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a foreign-currency fair-value or cash-flow hedge (foreign currency hedge). For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedge item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

         Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in operations. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until operations are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either operations or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in operations. Changes in the fair value of derivative trading instruments are reported in current period operations.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         P.       Derivative financial instruments (cont'd)

         The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, or the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

         When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in operations. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in operations, and gains and losses that were accumulated in other comprehensive income are recognized immediately in operations. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in operations.

         Q.       Comprehensive income

         The Company accounts for its comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income (loss) and net unrealized gains (losses) on available for sale securities and on the change in the fair value of financial instruments that are used for cash flow hedging, and is presented in the consolidated statement of comprehensive income (loss).

         R.       Stock option and restricted shares plans

         On January 1, 2006, the Company adopted SFAS No. 123 (revision 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan ("employee stock purchases"), based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB"), No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the guidance in SAB 107 in its adoption of SFAS 123(R).

         The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of the adoption of the recognition principles of SFAS 123(R).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         R.       Stock option and restricted shares plans (cont'd)

         SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Consolidated Statement of Operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as was allowed under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

         Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company's Consolidated Statement of Operations for the year ended December 31, 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value, estimated in accordance with the pro forma disclosure provisions of SFAS 123, adjusted to reflect forfeitures and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), the Company changed its method of attributing the value of stock-based compensation to expense from the accelerated multiple-option approach to the straight-line single option method. Compensation expense for all share-based payment awards granted on or prior to December 31, 2005 will continue to be recognized using the accelerated multiple-option approach while compensation expense for all share-based payment awards granted subsequent to December 31, 2005 is recognized using the straight-line single-option method. As stock-based compensation expense recognized in the Consolidated Statement of Operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

         The Company used the Black-Scholes option-pricing model ("Black-Scholes model") method of valuation for share-based awards for purposes of complying with the pro forma disclosure requirements of SFAS 123, and has used the Black-Scholes option-pricing model for purposes of both the measurement and recognition of compensation expense for share-based award commencing January 1, 2006 coinciding with the effective date of adoption of SFAS 123(R). The Company's determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         R.       Stock option and restricted shares plans (cont'd)

         Had compensation expenses for stock options granted under the Company's stock option plans been determined prior to 2006 based on the fair value at the grant dates consistent with the fair value accounting method of SFAS 123, the Company's net income and net income per ordinary share would have been as follows:

                                                                                  For the year ended December 31
                                                                                ---------------------------------
                                                                                        2005               2004
                                                                                ------------        ------------
                                                                                     $ in thousands, except
                                                                                        per share amounts
                                                                                ---------------------------------
         Net income, as reported                                                     39,864             10,153
         Add:      Stock-based employee compensation
                   expenses included in reported net
                   income, net of related tax effects (nil)                           2,040              1,650
         Deduct:   Total stock-based employee compensation
                   expense determined under the fair value
                   method for all awards, net of
                   related tax effects (nil)                                        (10,267)           (10,072)
                                                                                ------------        ------------

         Pro Forma net income                                                        31,637              1,731
                                                                                ============        ============


         Basic earnings per ordinary share ($):
          - as reported                                                                0.36              0.09
          - pro forma                                                                  0.29              0.02
         Diluted earnings per ordinary share($):
          - as reported                                                                0.34              0.09
          - pro forma                                                                  0.27              0.01


         Had compensation expenses for stock options and restricted shares granted under the
         Company's share incentive plans been determined in 2006 based on the intrinsic value method of APB 25, share-based compensation expense in 2006 would have been as follows:

                                                                                                     Year ended
                                                                                                    December 31
                                                                                                           2006
                                                                                               ----------------
                                                                                                $ in thousands,
                                                                                               except per share
                                                                                                        amounts
                                                                                               ----------------

         Net expense                                                                                      5,477
         In terms of basic earning per share                                                              0.047
         In terms of diluted earnings per share                                                           0.045



                                                                                                                 20

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         S.       Acquired in-process research and development costs (IPR&D).

         Acquired in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced, but not yet completed, at the date of acquisition, for which technological feasibility has not been determined and which have no alternative future use in research and development activities or otherwise. In accordance with SFAS No. 2, "Accounting for Research and Development Costs", as interpreted by FASB Interpretation No. 4 "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" "amounts assigned to acquired in-process research and development meeting the above criteria are charged to expense at the date of consummation of the purchase business combination".

         T.       Impairment or disposal of long-lived assets

         SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long lived asset to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. SFAS 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale (See also Notes 22).

         U.       Sale of financial assets

         SFAS No. 140,"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", requires that a transfer of financial assets in which control is surrendered, is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. (See Note 17O).

         V.       Earnings (loss) per ordinary share

         Basic and diluted earnings (loss) per ordinary share are presented in conformity with SFAS No. 128, "Earnings Per Share". Basic earnings
         (loss) per ordinary share are calculated by dividing the net earning
         (loss) attributable to ordinary shares, by the weighted average number of ordinary shares outstanding. For purposes of determining diluted earnings per share, potential common stock includes the effects of dilutive stock options. The effect on the number of shares of such potential common stock is computed using the treasury stock method. Diluted earnings per share excludes the impact of anti dilutive securities, which are those securities resulting in an increase in earnings per share or a decrease in loss per share.

         W.       Commitments and contingencies

         Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recognized when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         X.       Impairment of loans

         The Company applies the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" These standards apply to loans involving modifications of terms of the loans, including those involving a receipt of assets in partial satisfaction of a receivable.

         In accordance with SFAS 114, a loan is impaired when it is probable, based on current information and events, that the creditor will be unable to collect all amounts (contractual interest and principle payments) due according to the contractual terms of the loan agreement. Impaired loans are written down to the present value of their expected future cash flows, discounted at the loan's effective interest rate or, alternatively, based on the observable market price of the loan or the fair value of the collateral, if the loan is collateral-dependent.

         Y.       Employee severance benefits

         Under Israeli law and labor agreements, the Company is required to make severance and pension payments to its retired or dismissed employees and to employees leaving employment in certain other circumstances. The liability for employee severance benefits is based on salary components as prescribed in the existing labor agreement and calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

         The US subsidiaries sponsor a section 401(k) defined contribution plan or 401(a) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan.

         The provisions for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with the rules of the country in which they operate.

Note 2 - Investment in Securities and Deposits

                                                 December 31        December 31
                                                        2006               2005
                                              --------------     --------------
                                              $ in thousands     $ in thousands
                                              --------------     --------------

         Short-term:
          Short-term deposits                        11,021              1,540

          Marketable securities:
          Available for sale securities*             12,889              4,699
          Held to maturity securities                56,798             35,065
                                              --------------      --------------
                                                     80,708             41,304
         Long-term:
          Long-term deposits                          9,665             12,762
          Available for sale securities*             17,382             37,707
          Held to maturity securities                45,720             89,495
                                              --------------      --------------
                                                     72,767            139,964
                                              ==============      ==============


         * As of December 31, 2006, the Company had net unrealized loss on Available for Sale Securities of $185 thousand. (As of December 31, 2005, the Company had unrealized gain on Available for Sale Securities of $4,238 thousand).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 2 - Investment Securities and Deposits (cont'd)

         The amortized cost, gross unrealized holding gains (loss), and fair value of held-to-maturity securities by major security type at December 31, 2006, were as follows:

                                                                   Gross              Gross
                                                              Unrealized         Unrealized
                                             Amortized           Holding            Holding              Fair
                                                  Cost             Gains             Losses             Value
                                        -------------     --------------     --------------    ---------------
                                        $ in thousands    $ in thousands     $ in thousands    $ in thousands
                                        -------------     --------------     --------------    ---------------
         Held to maturity
          U.S. Government agencies             30,725                62                (78)           30,709
          Corporate debt securities            47,793               207                (62)           47,938
          Other                                24,000                 -                  -            24,000
                                        -------------     --------------     --------------    ---------------
                                              102,518               269               (140)          102,647
                                        =============     ==============     ==============    ===============



         The amortized cost, gross unrealized holding gains (loss), and fair value of held-to-maturity securities by major security type at December 31, 2005, were as follows:


                                                                   Gross              Gross
                                                              Unrealized         Unrealized
                                             Amortized           Holding            Holding              Fair
                                                  Cost             Gains             Losses             Value
                                        -------------     --------------     --------------    ---------------
                                        $ in thousands    $ in thousands     $ in thousands    $ in thousands
                                        -------------     --------------     --------------    ---------------
         Held to maturity
          U.S. Government agencies             46,919                 -               (648)           46,271
          Corporate debt securities            44,844                20               (610)           44,254
          Other                                32,797                35                  -            32,832
                                        -------------     --------------     --------------    ---------------
                                              124,560                55             (1,258)          123,357
                                        =============     ==============     ==============    ===============


         Maturities of debt securities classified as held-to-maturity were as follows at December 31, 2006:

                                                                                   Amortized              Fair
                                                                                        Cost             value
                                                                              --------------    ---------------
                                                                              $ in thousands    $ in thousands
                                                                              --------------    ---------------
         Held to maturity:
          First year                                                                 56,798            56,812
          Due after one year through five years                                      40,711            40,591
          Due after five years through ten years                                      5,009             5,244
                                                                              --------------    ---------------
                                                                                    102,518           102,647
                                                                              ==============    ===============

         Maturities of debt securities classified as held-to-maturity were as follows at December 31, 2005:

                                                                                  Amortized              Fair
                                                                                       Cost             value
                                                                             --------------    ---------------
                                                                             $ in thousands    $ in thousands
                                                                             --------------    ---------------

         Held to maturity:
          First year                                                                35,064            34,693
          Due after one year through five years                                     88,100            87,223
          Due after five years through ten years                                     1,396             1,441
                                                                             --------------    ---------------
                                                                                   124,560           123,357
                                                                             ==============    ===============

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 2 - Investment Securities and Deposits (cont'd)


         The following table shows the fair value of the Company's investments in held to maturity securities with unrealized losses that are not deemed to be other-than-temporarily impaired, and their underlying gross unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

         As of December 31, 2006:


                                          Less than 12 months            12 months or Greater
                               ------------------------------  ------------------------------
                                                                                                                        Total
                                                   Unrealized                      Unrealized           Total      Unrealized
                                   Fair value          Losses      Fair value          Losses      Fair value          losses
                               --------------  --------------  --------------  --------------  --------------  --------------
                               $ in thousands  $ in thousands  $ in thousands  $ in thousands  $ in thousands  $ in thousands
                               --------------  --------------  --------------  --------------  --------------  --------------
         US Government
          Agencies                   12,672             (78)              -               -          12,672             (78)
         Corporate bonds              7,152             (28)         13,674             (34)         20,826             (62)
                               --------------  --------------  --------------  --------------  --------------  --------------

         Total                       19,824            (106)         13,674             (34)         33,498            (140)
                               ==============  ==============  ==============  ==============  ==============  ==============



         As of December 31, 2005:


                                          Less than 12 months            12 months or Greater
                               ------------------------------  ------------------------------
                                                                                                                        Total
                                                   Unrealized                      Unrealized           Total      Unrealized
                                   Fair value          Losses      Fair value          Losses      Fair value          losses
                               --------------  --------------  --------------  --------------  --------------  --------------
                               $ in thousands  $ in thousands  $ in thousands  $ in thousands  $ in thousands  $ in thousands
                               --------------  --------------  --------------  --------------  --------------  --------------
         US Government
          Agencies                    1,982             (18)         44,289            (630)         46,271            (648)
         Corporate bonds              5,522            (144)         36,339            (466)         41,861            (610)
                               --------------  --------------  --------------  --------------  --------------  --------------

         Total                        7,504            (162)         80,628          (1,096)         88,132          (1,258)
                               ==============  ==============  ==============  ==============  ==============  ==============


         The unrealized losses on the Company's investments in US Government Agencies and corporate bonds were caused by interest rate increases. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be impaired as of December 31, 2006 and 2005.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 3 - Inventories

       Consist of the following:
                                                  December 31        December 31
                                                         2006               2005
                                               --------------     --------------
                                               $ in thousands     $ in thousands
                                               --------------     --------------

       Raw materials and components                   57,806             47,970
       Work in process                                23,499             23,839
       Finished products                              78,050             75,154
                                               --------------     --------------
                                                     159,355            146,963
                                               ==============     ==============

Note 4 - Long-Term Receivables, Net of Current Maturities

       A.  Consist of the following:

                                      Weighted
                                       average
                                      interest
                                    rate as of
                                   December 31      December 31      December 31
                                          2006             2006             2005
                                             %   $ in thousands   $ in thousands
                                  ------------   --------------   --------------

       Long-term receivables (1)           5.8          17,609           19,905
       Less deferred interest
          income (*)                                       203             64
                                  ------------   --------------   --------------

       Total (2)                                        17,406          19,841
       Less - provision for
          doubtful debts                                     -             624
       Less - current maturities                        11,092          10,944
                                  ------------   --------------   --------------
                                                         6,314           8,273
                                                 ==============   ==============

        The receivables are denominated in U.S. dollars.

         (*) The deferred interest income represents the difference between the original amount of the receivables and their net present value computed, at the transaction date, based on the relevant interest rate.

         (1) Long-term receivables ("receivables") consist mainly of receivables resulting from sales of the Company's products, providing from one to five years credit commencing on the date of signing of the sales contract or the finance agreement related thereto or other date as mentioned in the contract. Such receivables are interest bearing and are payable in quarterly or semi-annual payments. The principal is paid generally after the grant of a grace period. These receivables are partially secured by trade risk insurance policies.

         (2) In the opinion of the Company's management, due to the nature of the customers and their activities, their financial performance, updated financial and business data, previous business relations and existing trade insurance as stated above, as well as provision for doubtful debts, the Company has limited risk exposure in relation to the long-term receivables.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 4 - Long-Term Receivables, Net of Current Maturities (cont'd)

         B.    Aggregate maturities are as follows:
                                                                     December 31
                                                                            2006
                                                                  --------------
                                                                  $ in thousands
                                                                  --------------

         First year (current maturities)                                11,092
         Second year                                                     5,817
         Third year                                                        155
         Fourth year                                                       155
         Fifth year                                                        155
         Thereafter                                                        235
                                                                  --------------
                                                                        17,609
                                                                  ==============

=
Note 5 - Investments

         Consist of the following:

                                                  December 31        December 31
                                                         2006               2005
                                               --------------     --------------
                                               $ in thousands     $ in thousands
                                               --------------     --------------

         Affiliated company (A)                        4,735            11,976
         Loans (B)                                     2,270             3,000
         Cost method investments                       4,983             4,811
                                               --------------     --------------
                                                      11,988            19,787
                                               ==============     ==============


         A.    The investment in affiliated company is comprised of:

                                                  December 31        December 31
                                                         2006               2005
                                               --------------     --------------
                                               $ in thousands     $ in thousands
                                               --------------     --------------

         Cost of shares                               28,223            28,223
         Accumulated losses                          (23,488)          (16,247)
                                               --------------     --------------
                                                       4,735            11,976
                                               ==============     ==============

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 5 - Investments (cont'd)

         The Company holds a 41% interest in Veraz Networks Inc. ("Veraz"). Because the financial statements of Veraz are not made available timely to ECI in order to apply the equity method of accounting, starting from the second quarter of 2006, the proportionate share of the results of operations of Veraz are included in ECI's consolidated financial statements on a three month lag.

         The following table shows the financial information of Veraz as of and for the twelve month period ended September 30, 2006.

                                                                 $ in thousands
                                                                 --------------

         BALANCE SHEET INFORMATION
         Current assets                                                 69,553
         Total assets                                                   77,140
         Current liabilities                                            71,671
         Total liabilities                                              73,035
         Shareholders' equity                                            4,105

         STATEMENT OF OPERATIONS INFORMATION
         Revenues                                                       89,667
         Gross profit                                                   48,667
         Net loss                                                      (18,634)

         On March 1, 2007, Veraz filed a third amendment to its S-1 Registration Statement with the SEC relating to its proposed initial public offering in which ECI may also sell shares. Veraz originally filed its S-1 Registration Statement with the SEC on October 20, 2006. The number of shares to be offered and the price range for the offering have not yet been determined. The registration statement has not yet become effective.


         B.    Loans

         In December 2004, the Company provided to Chiaro Networks Ltd. ("Chiaro"), a developer of infrastructure-class IP/MPLS routing platforms, two loans in the aggregate amount of $6 million. The loans are secured by a first-priority floating charge over substantially all of Chiaro's assets.

         During the first half of 2005, the business of Chiaro deteriorated significantly and in January 2006, Chiaro has ceased doing business. Accordingly, Management has determined that the Company may be unable to collect all amounts due according to the contractual terms of the loans agreement and therefore, a provision of $3 million in respect thereof was recorded in the consolidated financial statements for the year ended December 31, 2005. The Company as the sole secured creditor took the steps necessary to realize Chiaro's assets, including cash, tangible assets and intellectual property and, during the year 2006, the Company foreclosed the assets of Chiaro in the US and has already realized $0.7 million of Chiaro's assets. The Company also commenced legal proceedings in Israel for the purpose of putting Chiaro into receivership and realizing the assets of the Israeli Company. The Company believes that the fair market value of Chiaro's remaining assets is equal to the carrying amount of the uncollected debt of Chiaro as of December 31, 2006.



                                                                                          ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
---------------------------------------------------------------------------------------------------------------------------



Note 6 - Property, Plant and Equipment, Net

         Property, plant and equipment as of December 31, 2006 consist of the following:

                                     Freehold
                                        land,
                                buildings and       Machinery                          Office
                                    leasehold             and     Information   furniture and
                                 improvements       equipment      technology       equipment          Other           Total
                                 ------------     -----------     -----------   -------------    -----------     -----------
                                  $ thousands     $ thousands     $ thousands     $ thousands    $ thousands     $ thousands
                                 ------------     -----------     -----------   -------------    -----------     -----------
         COST
         Balance at
         beginning of year            62,409         130,890          62,118          7,185           2,844         265,446
         Additions                     3,233          18,206           9,340            122              75          30,976
         Disposals                        12             391             549            212           2,004           3,168
                                 ------------     -----------     -----------   -------------    -----------     -----------
         Balance at end
          of year                     65,630         148,705          70,909          7,095             915         293,254
                                 ------------     -----------     -----------   -------------    -----------     -----------

         ACCUMULATED
         DEPRECIATION AND
         AMORTIZATION
          Balance at
          beginning of
          year                        14,841          75,397          48,239          5,278           2,100         145,855
         Depreciation
          for the year                 1,901          16,698           7,069            280             185          26,133
         Disposals                        12             275             398            184           1,757           2,626
                                 ------------     -----------     -----------   -------------    -----------     -----------
         Balance at end
          of year                     16,730          91,820          54,910          5,374             528         169,362
                                 ------------     -----------     -----------   -------------    -----------     -----------

         Net book value at
          December 31, 2006           48,900          56,885          15,999          1,721             387         123,892
                                 ============     ===========     ===========   ============-    ===========     ===========

         Net book value at
          December 31, 2005           47,859          55,667          13,529          1,710             826         119,591
                                 ============     ===========     ===========   ============-    ===========     ===========

         Regarding pledged, see Note 14.

         Depreciation expenses for the years ended December 31, 2005 and 2004 are summarized to $23,313 thousand and  $22,712 thousand, respectively.


                                                                                                                        28


                                                                                ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
-----------------------------------------------------------------------------------------------------------------


Note 7 - Software Development Costs, Net

         Capitalization and amortization of software development costs as of December 31, 2006, 2005 and 2004 is as follows:

                                                                December 31        December 31        December 31
                                                                       2006               2005               2004
                                                             --------------     --------------     --------------
                                                             $ in thousands     $ in thousands     $ in thousands
                                                             --------------     --------------     --------------
         Balance at beginning of year                               11,999             14,435             16,289
         Capitalization of software development costs
          during  the year                                           9,472              8,014             11,151
         Amortization for the year                                  (8,619)           (10,450)           (13,005)
                                                             --------------     --------------     --------------
         Balance at end of year                                     12,852             11,999             14,435
                                                             ==============     ==============     ==============


Note 8 - Goodwill

         Consist of the following:
                                                                                   December 31        December 31
                                                                                          2006               2005
                                                                                --------------     --------------
                                                                                $ in thousands     $ in thousands
                                                                                --------------     --------------

         Goodwill - Broadband Access Division                                           1,039             1,039
         Goodwill - Data Networking Division                                           37,060            37,060
         Goodwill - Optical Networks Division                                           1,230             1,230
                                                                                --------------     --------------
         Goodwill                                                                      39,329            39,329
                                                                                ==============     ==============
         See Note 19.


Note 9 - Other Assets, Net
                                                                                   December 31        December 31
                                                                                          2006               2005
                                                                                --------------     --------------
                                                                                $ in thousands     $ in thousands
                                                                                --------------     --------------

         Core technology products (1)                                                  31,728            35,423
         Other intangible assets                                                        1,068             2,392
                                                                                --------------     --------------
                                                                                       32,796            37,815
                                                                                ==============     ==============

         (1)      Original amount                                                      38,169            38,169
                  Amortization *                                                       (6,441)           (2,746)
                                                                                --------------     --------------
                                                                                       31,728            35,423
                                                                                ==============     ==============


         *    Amortized over the expected useful life of the related products, generally between 7 to 10 years. Amortization expenses for the next five years will amount to $4 million per year. Amortization expenses for the years ended December 31, 2006 and 2005 amounted to $3,695 thousand and $2,746 thousand, respectively.

                                                                                                            29

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 10 - Liability for Employee Severance Benefits

         A. Employees of the Company and of its consolidated subsidiaries in Israel (Israeli companies)

         1. The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company's Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. For the majority of the Company employees the payments to the pension funds and insurance companies discharge the Company's obligation to the employees as required by the Severance Pay Law in connection with Section 14. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet. The obligation of the Company, under law and labor agreements, for termination benefits to employees not covered by the aforementioned pension or insurance plans is included in the balance sheet.

         2.       As to the union employees of Tadiran Telecommunication Ltd.
                  (TTL), a company merged with ECI in 1999 who are covered by the labor agreements which were in force in TTL, the Company's liability for severance pay is in accordance with such labor agreements.

                  If the Company terminates the employment of these employees through 2011, they are entitled to additional benefits. After that time, the employees will no longer be eligible for such additional benefits.

         3. The expenses in respect of severance and pension pay (not including expenses in restructuring) for the years ended December 31, 2006, 2005 and 2004 are $15,450 thousand,
                  $10,611 thousand and $10,516 thousand, respectively.

         4. Company's net liability for employee severance benefits is composed as follows:

                                                  December 31       December 31
                                                         2006              2005
                                               --------------    --------------
                                               $ in thousands    $ in thousands
                                               --------------    --------------

                  Liability for employee
                    severance benefits                43,664           48,340
                  Less: Assets held for
                    severance benefits                20,549           25,931
                                               --------------    --------------

                                                      23,115           22,409
                                               ==============    ==============

                  Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 10 - Liability for Employee Severance Benefits (cont'd)

         B.       Employees of U.S. consolidated subsidiaries (U.S. companies)

         The US subsidiaries sponsor a section 401(k) defined contribution plan or 401(a) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan. Company contributions with respect to this plan were $237 thousand, $482 thousand and $244 thousand for the year ended December 31, 2006, 2005 and 2004, respectively.

         C.       Employees in the rest of the world

         The provision for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with the rules of the country in which they operate.


Note 11 - Commitments and Contingencies

         A.       Claims and potential claims

         1. Following the reduction in workforce in accordance with the reorganization plan of the Company that was implemented in 2002, claims and demands for higher amounts of severance pay were submitted by certain former employees. Management of the Company believes, based on the opinion of its legal advisors that the effect, if any, of the results of such claims and demands on the financial position of the Company and the results of its operations, will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

         2. The Company conducts negotiations from time to time with international technology companies ("technology companies") regarding allegations that it is using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position or results of operations.

         3. In December 1999, an agreement was signed with SCI Systems ("SCI") for the sale of a plant which manufactures electronic components. SCI is one of the largest manufacturers of electronic components in the world. As part of the agreement, SCI was, for several years to come to be the subcontractor for part of the manufacturing activities of the Company, on a cost plus basis.

                  Subsequently, a dispute arose between the Company and SCI as to the interpretation of certain aspects of the agreement, such as volume commitments; discount terms for large orders; the minimum size of orders; timing; untimely payments etc.

                  The dispute was referred to an arbitrator in December 2002. Subsequently, the arbitration was put on hold and the parties appointed an independent mediator in an additional attempt to settle this dispute.

                  In April 2006, the Company reached a settlement with Sanmina-SCI pursuant to which the Company undertook to immediately pay Sanmina-SCI the sum of $3.5 million. There may be additional contingent payments, depending on the volume of orders placed with Sanmina-SCI during the next six years.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         A.       Claims and potential claims (cont'd)

         3.       (cont'd)

                  In addition, the Company undertook to reimburse Sanmina-SCI an amount of $2.3 million for pension payments made by the latter to agreed employees.

                  Provisions which had been included in the financial statements in respect to this matter in prior years aggregating $3.5 million, were found to be appropriate and sufficient and the reached settlement had no further impact on the Company's financial statements.

         4. Several claims have been submitted against the Company and against consolidated subsidiaries, in respect of activities by the Company, in the ordinary course of business, alleging that the Company, inter alia, used patents owned by others. The Company's Management based mainly on opinions of its legal advisors, believes that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

         5. In 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices ("comptroller") regarding alleged price fixing and non-competitive practices among Tadiran Telecommunications Ltd. ("TTL"), Tadiran Ltd ("Tadiran" - the parent company of TTL) and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor Industries Ltd. (a significant shareholder of the Company and Tadiran Ltd.).
                  ECI merged with TTL in 1999.

                  In 2004, the Company was informed that the comptroller has ceased the investigation without taking any action against the Company.

                  In September 2004, following the completion of the investigation by the comptroller mentioned above, a claim was filed against Bezeq (Israel's national telecommunications provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa. Attached to the claim was a request for certification thereof as a class action, brought in the name of all Bezeq customers against the aforesaid companies, including the Company, in an amount of $403 million.

                  In March 2005 the Company and the other respondents filed their respective answers to the request to certify the claim as a class action. The applicant filed its reply to the respondents' answers in December 2005.

                  Management of the Company believes, in light of the advice of its legal counsel, that the allegations against the Company are without merit and therefore no provision has been recorded in respect thereto in the financial statements.

         6. In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleged violations of U.S. Federal Securities Laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleged that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff were not quantified.

                  In July 2006, the United States District Court for the District of Maryland granted ECI's and ECtel's motions to dismiss the securities class action lawsuit.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------



Note 11 - Commitments and Contingencies (cont'd)

         A.       Claims and potential claims (cont'd)

         6.       (cont'd)

                  In August 2006, the plaintiff filed a motion for reconsideration, alleging new evidence against ECtel, which was denied in March 2007. The plaintiff has the right to appeal.

                  ECI, based on the opinion of its legal advisors believes that the allegations made in the complaint with respect to it are without merit, and accordingly no provision in respect thereof has been included in the consolidated financial statements.


         B.       Lease commitments

         The Company and its consolidated subsidiaries have entered into several operating lease agreements in Israel and abroad. The agreements expire on various dates from 2007 to 2011 (some of which have renewal options) and are in local currencies or linked to the dollar or to the Israeli Consumer Price Index.

         Rental expenses under operating leases is charged to expense over the periods of the respective leases by the straight-line method. Future minimum annual rent payments to which the Company and its subsidiaries are committed under the above leases, at rates in effect at December 31, 2006, are as follows:

         Year ending December 31                            $ in thousands
         -----------------------                            --------------

         2007                                                      13,113
         2008                                                      11,437
         2009                                                       5,186
         2010                                                       2,742
         2011 and thereafter                                          399

         As to rent expense under the Company's leases, see Note 17M.

         C.       Royalty commitments

         1. The Company is committed to pay royalties to the Government of Israel on proceeds from sale of products which the government supported by way of R&D grants. The royalties are computed mainly at the rates of 3.5% to 5% of the aggregated proceeds from sale of such products, up to the amount not exceeding 100% of such grants plus interest at Libor rate. As of December 31, 2006 the maximum possible future commitment of the Company is approximately $169 million (including interest in the amount of $35 million). See Note 17G with regard to amounts paid pursuant to these commitments.

         2. The Company is committed to pay royalties to certain parties whose products, patents or technology are incorporated in certain products of the Company. Such royalties are based on sales of systems or a family of products incorporating such products, patents or technology and are paid based either on a fixed rate or a price per unit sold.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments

         1.       Derivative financial instruments

                  The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and purchased and written options. The Company's forward foreign exchange contracts and purchased options are primarily denominated in Euro, Pounds Sterling and NIS and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be identified and quantified. The Company was exposed to but realized no losses from non-performance by counter parties on these derivatives.

                  The Company uses foreign currency forward contracts designated as fair value hedges to protect against the foreign currency exchange rate risks related to the remeasurement of firm sales commitments and recognized assets such as accounts receivable. Changes in the fair value of these derivatives are recognized in operations as offsets to the changes in the fair value of the related assets or liabilities.

                  The Company uses a combination of forwards and purchased and written options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted revenue denominated in currencies other than the U.S. dollar. The Company's cash flow hedges mature generally within less than a year. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instruments are initially recorded in accumulated other comprehensive income (loss) as a separate component of shareholders' equity and subsequently reclassified into operations in the period during which the hedged transactions is recognized in operations. The ineffective portion of the gain or loss is reported in financial income or expenses immediately. The effective portion of cash flow and foreign currency hedges is reported in the same financial statement line item as the changes in value of the hedged item. For foreign currency option and forward contracts designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates.

                  Up until February 2005 the Company had used variable-rate debt to finance its operations. The debt obligations exposed the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management entered into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company received variable interest rate payments and made fixed interest rate payments, thereby creating the equivalent of fixed-rate debt. Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income (loss). These amounts are subsequently recognized in interest expenses as a yield adjustment of the hedged interest payments, in the period in which the related interest affects earnings.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments (cont'd)

         1.       Derivative financial instruments (cont'd)

                  Other derivatives not designated as hedging instruments under SFAS 133 and interest rate swap consist primarily of purchase and written options used to hedge foreign currency cash flows. For derivative instruments not designated as hedging instruments under SFAS 133, changes in the fair values are recognized in operations in the period of change.


                  Fair value hedging transactions
                  -------------------------------

                  As of December 31, 2006, the Company did not have outstanding currency forward contracts, as a hedge against sales contracts receivable and firm commitments.


                  Anticipated cash flow hedging transactions
                  ------------------------------------------

                  As of December 31, 2006, the Company had entered into forward exchange contracts and also purchased and written options as hedges for currency exchange rates for various periods of time. These transactions constitute a future cash flow hedge for sales agreements and for the anticipated backlog of orders.

                  As of December 31, 2006, the Company had entered into 47 hedge transactions in respect of anticipated sales amounting to $108.5 million in Euro currency, $10.2 million in Pounds Sterling currency, $7 million in Chinese Yuan currency and $1.1 million in NIS currency.

                  The hedge transactions are shown in the balance sheet at fair value. The fair value of future transactions is based on future exchange rates, as quoted at the balance sheet date.

                  As of December 31, 2006, the fair value of the cash flow hedging transaction is a net liability of $1.7 million.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments (cont'd)

         1.       Derivative financial instruments (cont'd)

                  Payroll and purchase contracts
                  ------------------------------

                  As of December 31, 2006, the Company had entered into 28 future cash flow hedge transactions in respect of payroll and purchase contracts amounting to $26.8 million in NIS currency. As of December 31, 2006, the fair value of the cash flow hedging transactions is an asset of $1.2 million.

                  Realized/unrealized gain (losses) from hedge transactions
                  ---------------------------------------------------------

                  The Company had net realized foreign currency exchange gain (losses) from all hedge transactions of $(3.8) million, $2.5 million and $(11.0) million in 2006, 2005 and 2004, respectively.

                  Comprehensive income for the year ended December 31, 2006 includes an unrealized loss of $5.7 million relating to the above hedge transactions. As of December 31, 2006 the net unrealized loss on financial instruments is $2.3 million. This amount is expected to appear in the consolidated statement of operations for the year ended December 31, 2007.

                  Interest rate cash flow risk
                  ----------------------------

                  Interest expense for the years ended December 31, 2006, 2005 and 2004 includes net losses in the amount of $12 thousand, $38 thousand and $294 thousand, respectively, arising from the difference between the fixed interest rate in the interest rate swap agreements and the variable interest rate on the hedged debt obligation.

                  Non-hedging transactions
                  ------------------------

                  Financial income and expenses include income of $0.1 million, income of $0.5 million and a loss of $0.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. These amounts reflect the changes in the time value factor of the derivatives, which are not considered as hedging transactions.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments (cont'd)

         2.       Concentration of credit risks

                  Financial instruments which expose the Company to risks of credit concentration include cash, deposits, currency hedging transactions, trade and other receivables.

                  The cash and deposits as well as the hedging transactions are deposited and/or executed through a number of established financial institutions. These financial institutions are located in Israel, the USA and Europe. The policy of the Company is to avoid the risk of making deposits with one financial institution. The Company frequently evaluates the amounts and volume of the transactions executed with each one of the said financial institutions. The exposure in respect of credit to customers is limited due to the large number of customers and their geographical spread.
                  As to the long-term deposits and customer debts see Note 4. Management of the Company believes that the credit risk is limited since the customers are large suppliers of communications services operating in countries in which this sector is anticipated to grow.

         3.       Fair value of the financial instruments

                  Management estimates that the fair value of the financial instruments is not materially different from the amounts included in the financial statements. In its determination of fair value, management used certain estimates, as described below, which do not necessarily indicate amounts which are recoverable in current market trading

                  - Cash and cash equivalents, short-term investments, trade receivables, other receivables, trade payables, other payables and accrued liabilities - the book value is the same as the fair value due to the short realization period of these instruments.

                  - Long-term receivables and liabilities - the book value is not materially different from the fair value since the Company's interest rates on its long-term receivables or liabilities are not materially different from those indicated in respect of the related assets and liabilities as of the balance sheet date.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         E.       Capital expenditure commitments

         The Company in Israel incurs capital expenditures pursuant to "Approved Enterprise" programs. At December 31, 2006, the Company is not committed to invest pursuant to existing programs.


         F.       Purchase commitments

         At December 31, 2006, the Company has commitments, in amount of $36.7 million, covering, primarily, the purchase of materials. (December 31, 2005 - $63.21 million).


         G.       Guarantees

         The Company maintains certain third-party guarantees mainly with banks and with insurance companies to support its performance obligations under customer contracts and other contracts that can be demanded in case of material breach of contracts. As of December 31, 2006, these guarantees with banks and insurance companies approximated $28,728 thousand and $3,439 thousand, respectively.


         H.       Commitments

         1. In November 2001, the Company sold its information technology unit ("IT") to EDS and signed a five-year outsourcing contract with EDS. Under the agreement, EDS assumed all the IT operations and was required to supply maintenance, support and development services during the term of the agreement, for a sum of between $15 and $18 million, per year. In 2003 a new five-year agreement was signed with effect through 2007. In December 2006, a new agreement replacing the previous agreement was signed with effect from January 2007 until December 2011. According to the last agreement, the Company undertook to pay EDS approximately $8 million a year in 2007
                  - 2011 (in 2006, 2005 and in 2004 the Company paid to EDS $11.0 million, $8.6 million and $8.8 million, respectively).

                  In addition, for the years ended December 31, 2006, 2005 and 2004, the Company paid EDS $3.5 million, $1.7 million and $3 million, respectively, for additional services.

         2. The Company has an obligation to indemnify the purchasers of certain activities and/or the purchasers of subsidiaries at rates which are stipulated in the sales agreement, should the purchasers be forced to discharge former employees of TTL during a period up to 2011 (see Note 10A(3)) and, therefore, to pay increased severance benefits.

                  In the opinion of Company management, the provisions for future indemnification, as stated, which are included in the financial statements, are proper and adequate.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         H.       Commitments (cont'd)

         3. If the Company dismisses any of the remaining unionized employees who joined from TTL by 2011, it is committed to pay them increased severance benefits or early retirement pensions, depending on age and seniority. After that time, these employees will no longer be eligible for such additional benefits (see Note 10A(3)). As of December 31, 2006, the maximum amount payable as a result of this commitment is $16.1 million. Management does not expect to dismiss all of these employees prior to 2011 and therefore no provision in respect thereof has been included in the financial statements. For employees that were dismissed a sufficient provision was recorded.

         4.       Commitments to indemnify directors and officers

                  In 2001, the Board of Directors of ECI resolved to grant ECI's directors and officers at the level of vice president and above, who may serve from time to time, indemnification to the fullest extent permitted by law and approved the form of indemnification letter provided to each such director and officer. The Company has undertaken to indemnify its directors and officers for financial obligations and reasonable litigation costs imposed on them in connection with their duties. The undertaking was limited to categories of events set forth in the indemnification letter and to an amount of $ 15 million per director and officer, per case.

                  In 2002, the audit committee and the Board of Directors of ECI resolved to raise the amount of the aforesaid undertaking to a limit of $30 million per director per case, but not more than a commitment of $225 million in the aggregate for all persons to be indemnified. The aforesaid changes were approved by ECI's shareholders.

Note 12 - Shareholders' Equity

         A.       Authorized, issued and outstanding shares

                                                            Authorized
                                                  ------------------------------
                                                   December 31       December 31
                                                          2006              2005
                                                   -----------       -----------
                                                         Number of shares
                                                  ------------------------------

         NIS 0.12 par value per ordinary share    200,000,000       200,000,000
                                                  ===========       ===========

         1. The Company's shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the Nasdaq Stock Market.

         2. For details of the issued share capital see consolidated Statements of Changes in Shareholders' Equity.

         B.    Dividends

         According to the Israeli corporate laws, dividends may be paid by the Company only out of accumulated earnings, or out of net income earned in two consecutive years.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive (stock options and restricted shares plans)

         1. The Company's current stock option plans are the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 (the "1991 Plan") and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (the "2002 Plan", together the "ECI Plans"), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and November 19, 2002. The ECI Plans will expire on December 31, 2012.

                  The ECI Plans provide that options may be granted to any employee, director, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

                  In January 2006, the Board of Directors approved an amendment to the 2002 Plan, which provided that, unless otherwise specified at the time of the award, options granted under subsequent option awards are exercisable on a "net exercise" basis: instead of issuing to the grantee the number of shares specified in the option award, the grantee will receive the number of shares having a market value equal to the difference between the exercise price and closing market price of the Company's shares immediately prior to the date of exercise, multiplied by the number of options being exercised. The only amount payable by the grantee for the issue to him or her of the shares is the aggregate par value of such shares, which amount may be waived.

                  Under the terms of the ECI Plans, as of December 31, 2006, the Company is authorized to grant options for a total of 32,760,700 shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability or as otherwise approved by the Board of Directors or its Remuneration Committee).

                  Stock option awards during the reporting period
                  -----------------------------------------------

                  The principal stock option awards made by the Company to its employees and directors, during the year ended December 31, 2006 were as stated below. Unless otherwise stated, these stock options vest as follows: 12.5% after six months and, thereafter, a further 6.25% on the last day of each quarter over a period of 14 quarters. All the stated stock option awards are exercisable on a "net exercise" basis.

                                                        Number of       Exercise
                  Grant Date                              options     price in $
                  ----------                            ---------     ----------

                  February 1, 2006                       200,000           8.37
                  February 15, 2006                       66,000           8.71
                  February 21, 2006                       70,000           8.62
                  May 22, 2006                            65,000           9.87
                  July 25, 2006                          105,000           7.05
                  July 26, 2006                          150,000           7.03
                  August 7, 2006                         100,000           6.49
                  September 20, 2006 *                   100,000           7.86
                  October 25, 2006                       250,000           8.20
                                                       ---------
                  Total**                              1,106,000
                                                       =========

                  * Grant in respect of the services of a director, which fully vest on September 20, 2007.
                  ** Not including awards in order to preserve the intrinsic value of stock options following the distribution of the shares of ECtel.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive (stock options and restricted shares plans)
                  (cont'd)

                  Stock option awards during the reporting period (cont'd)

                  None of the above stock options were granted at exercise prices below the market price on the date of the grant.

                  Following approval by the board of directors, the Company's shareholders approved adjustments to the terms of outstanding stock option awards, in order to preserve the intrinsic value of such stock options in light of the distribution to shareholders of the remaining 2.9 million shares held by the Company in ECtel (See Note 1A(4)). On June 26, 2006, immediately prior to the ex-dividend date for the distribution of the ECtel shares, the closing market price of the Company's shares on Nasdaq was $8.09 per share. As a result of the proposed distribution, the closing market price was adjusted to $7.99 per share, a reduction of $0.10 per share or approximately 1.25%. The provisions of the adjustments are set forth below and applied to stock options granted prior to June 29, 2006.

                  o The exercise price of all outstanding stock options, other than those granted at zero exercise price, was reduced by $0.10 per share

                  o In aggregate, an additional 7,708 stock options, at a zero exercise price, were granted to those persons who, on June 29, 2006, held ECI stock options with a zero exercise price. The number of additional stock options equated to approximately 1.25% of the zero-priced stock options held by each such grantee at June 29, 2006 (rounded down to the nearest whole share). The additional stock options are exercisable in the same proportions and will expire on the same dates as the original stock options.

                  No compensation expenses were recognized for the above modifications made to the exercise price and the number of shares, since the additional options granted and the adjustments in exercise price were deemed to have no incremental fair value.

                  Unearned compensation on the grant of the stock options in the year ended December 31, 2006, as measured at the original grant date, totaling $3.1 million was calculated based on the fair value of the stock options on the date of grants and is being recognized over the vesting period.

                  Compensation expenses of $0.5 million were recognized in 2006 for the stock options granted during the year ended December 31, 2006.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive (stock options and restricted shares plans)
                  (cont'd)

         2. At the Annual General Meeting held on July 28, 2005, the Company's shareholders adopted the ECI Telecom Ltd. Employee Restricted Share Incentive Plan (the "ECI Restricted Share Plan"). The ECI Restricted Share Plan will expire on June 4, 2015. Restricted shares issued under the ECI Restricted Share Plan are issued from the same pool of shares available for the issue of stock options under the ECI Plans.

                  The ECI Restricted Share Plan provides that restricted shares may be granted to any employee, director, consultant or contractor of the Company (the "Participant"). The restricted shares are held in trust on behalf of a Participant until the Participant's interest in such restricted shares vests and they become freely transferable.

                  Should a Participant cease to remain in the employ or service of the Company, for any reason, while holding unvested restricted shares (except for termination caused by death or as otherwise approved by the Board of Directors or its Remuneration Committee), then those restricted shares shall either (i) be surrendered to the Company for cancellation, or
                  (ii) be sold by the Participant to the Company (for consideration equal to the issue price of such shares), or
                  (iii) shall be treated in any other manner that will assure that the Participants rights in such shares shall cease to exist; and the Participant shall have no further shareholder rights with respect to those restricted shares.

                  Unless determined otherwise by the Remuneration Committee, the restricted shares shall be fully vested after four years from the date of issuance according to the following schedule:
                  12.5% shall vest following the lapse of six months from the date of issuance and a further 6.25% shall vest on the last day of each quarter, during 14 consecutive quarters thereafter.

                  The fair value of the restricted shares as of the date of the issue is recognized over the vesting period.

                  Restricted shares issued during the reporting period
                  ----------------------------------------------------

                  The restricted shares issued by the Company to its employees and directors, during the year ended December 31, 2006 were as stated below: Unless otherwise stated, these restricted shares vest according to the following schedule: 12.5% will vest following the lapse of six months from the date of issuance and a further 6.25% will vest on the last day of each quarter, during 14 consecutive quarters thereafter. The shares were issued for no cash consideration.

                  On February 1, 2006, the Company issued 2,987 restricted shares to a director. The shares vest and become transferable as follows: one third on February 1, 2007, a further one third on February 1, 2008 and the remaining one third on February 1, 2009.

                  On February 16, 2006, the Company issued 14,150 restricted shares to its employees.

                  On May 22, 2006, the Company issued 188,660 restricted shares to its employees. 1,500 of the restricted shares vest and become transferable in accordance with the above vesting schedule. The other 187,160 restricted shares vest and become transferable as follows: 50% on June 30, 2006, a further 25% on September 30, 2006 and the remaining 25% on December 31, 2006.

                  On May 30, 2006, the Company issued 70,810 restricted shares to its employees. The shares vest and become transferable as follows: 50% on June 30, 2006, a further 25% on September 30, 2006 and the remaining 25% on December 31, 2006.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive (stock options and restricted shares plans)
                  (cont'd)

         2.       (cont'd)

                  Restricted shares issued during the reporting period (cont'd)
                  -------------------------------------------------------------

                  On July 1, 2006, the Company issued 3,113 restricted shares to a director. The shares vest and become transferable as follows: one third on July 1, 2007, a further one third on July 1, 2008 and the remaining one third on July 1, 2009.

                  On July 25, 2006, the Company issued 5,000 restricted shares to an employee.

                  On September 20, 2006, the Company issued an aggregate of 20,238 restricted shares to six directors. The shares vest and become transferable in either two or three equal installments, over an approximate two or three year period.

                  On September 20, 2006, the Company issued an aggregate of 38,855 restricted shares to a director and a designee of a director. Half of the shares vested and became transferable immediately, a further one quarter on September 30, 2006 and the remaining one quarter vested and became transferable on December 31, 2006.

                  On October 24, 2006, the Company issued 672,700 restricted shares to its employees.

                  On October 25, 2006, the Company issued 339,900 restricted shares to its employees.

                  In October 2006, the Company issued 215,532 restricted shares to certain employees of the Data Networking Division, in exchange for options to purchase 478,960 shares that the Company had previously undertaken to grant to such employees at an exercise price of $9.22 per share. The exchange was made pursuant to an offer to exchange tendered to such employees, such exchange being at the rate of 0.45 restricted shares for each of the shares subject to the option. The restricted shares vest and become transferable as follows: 50% on June 3, 2007 and a further 6.25% at the end of each subsequent quarter, during eight consecutive quarters beginning June 30, 2007.

                  The exchange of the options rights with restricted shares resulted in the recognition of additional compensation cost of $0.65 millions. The additional compensation cost was measured as the difference between the fair market value of the restricted shares and the fair market value of the options rights immediately prior to the exchange. The additional compensation cost is being recognized as an expense on a straight-line basis in accordance with the restricted shares vesting provisions.

                  On December 1, 2006, the Company issued 2,822 restricted shares to a director. The shares vest and become transferable as follows: one third on December 1, 2007, a further one third on December 1, 2008 and the remaining third on December 1, 2009.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive (stock options and restricted shares plans)
                  (cont'd)

         2.       (cont'd)
                  Authorized, issued and outstanding shares
                  -----------------------------------------

                  Unearned compensation on the grant of the restricted shares in the year ended December 31, 2006, as measured at the original grant date, totaling $11.6 million was calculated based on the market value of the shares on the date of grants and is being recognized over the vesting period.

                  Compensation expenses of $5.4 million were recognized in 2006 for the restricted shares granted during the year ended December 31, 2006.

         3. Stock options and restricted shares under the ECI Plans and the ECI Restricted Share Plan are as follows:

                                                                             2006               2005               2004
                                                                 ----------------   ----------------   ----------------
                                                                 Number of shares   Number of shares   Number of shares
                                                                 ----------------   ----------------   ----------------
         Total number authorized at beginning of year                 32,760,700         29,760,700        29,760,700
         Increase in number authorized during the year                         -          3,000,000                 -
                                                                 ================   ================   ================
         Options unexercised and unvested restricted shares
          at beginning of year                                       (21,732,191)       (19,439,184)      (19,067,545)
         Options exercised and restricted shares vested prior
          to beginning of year                                        (5,296,665)        (3,483,565)       (2,129,800)
         Options granted during the year                              (1,114,157)        (4,062,995)       (4,154,481)
         Options cancelled during the year                             2,751,612            698,107         2,429,077
         Restricted shares granted during the year                    (1,574,767)          (742,776)                -
         Restricted shares forfeited during the year                      41,295              9,557                 -
                                                                 ----------------   ----------------   ----------------
         Available for future grant at end of year                     5,835,827          5,731,844         6,837,951
                                                                 ================   ================   ================

         Options exercised during the year *                           5,963,555          1,697,867         1,353,765
                                                                 ================   ================   ================

         * Weighted average exercise price of options
           exercised during the year (in $)                                 2.12               2.53              1.83
                                                                 ================   ================   ================

         Restricted shares vested during the year                        513,984            115,233                 -
                                                                 ================   ================   ================

         Options unexercised and unvested restricted
         shares at the end of  year **                                15,150,669         21,732,191        19,439,184
                                                                 ================   ================   ================

         ** As of December 31, 2006 - 9.6 million options are exercisable

         Options unexercised and unvested restricted
          shares may be vested as follows (1):
         First year or thereafter                                     11,983,992         17,176,269        16,840,697
         Second year or thereafter                                     1,994,713          2,303,899         1,328,180
         Third year or thereafter                                      1,171,964          2,252,023         1,270,307
                                                                 ----------------   ----------------   ----------------
                                                                      15,150,669         21,732,191        19,439,184
                                                                 ================   ================   ================

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------

Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive (stock options and restricted shares plans)
                  (cont'd)

         3. Stock options and restricted shares under the ECI Plans and the ECI Restricted Share Plan are as follows: (cont'd)

                  (1) To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

                                                                   2006               2005               2004
                                                       ----------------   ----------------   ----------------
                      Dollars per Share (*)(**)        Number of shares   Number of shares   Number of shares
                                                       ----------------   ----------------   ----------------
                      Restricted shares                      1,637,474            617,986                 -
                      Zero                                     438,083          2,098,362         2,518,982
                      $ 1.16 - $ 2.94                        1,169,486          1,966,098         2,213,569
                      $ 3.01                                   975,814          3,921,429         4,673,266
                      $ 3.02 - $ 6.97                        2,538,046          3,346,718         3,914,886
                      $ 7.03 - $ 8.61                        1,596,953            901,574           187,574
                      $ 8.75                                 1,261,071          1,460,400                 -
                      $ 8.91 - $ 9.12                          873,251          1,761,451                 -
                      $ 9.77 - $ 20.66                         583,175            719,957           748,991
                      $ 23.66 - $ 26.04                         25,500            175,500           176,500
                      $ 26.32                                2,591,756          2,902,256         3,075,356
                      $ 27.17 - $ 29.19                      1,135,510          1,231,010         1,295,610
                      $ 29.66 - $ 39.66                        324,550            629,450           634,450
                                                       ----------------   ----------------   ----------------
                                                            15,150,669         21,732,191        19,439,184
                                                       ================   ================   ================

                  (*)     The dollars per share exercise range figures were adjusted as a result of distribution of ECtel's shares (see C1 and Note
                          A1(4)).
                  (**)    As of December 31, 2006, the weighted average exercise price of options was $12.42 and the weighted average remaining
                          contractual life of outstanding options was 6 years.



                                                                                                        45

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.    Share incentive (stock options and restricted shares plans)
               (cont'd)

         4.    Fair value method

               As required by SFAS 123, and SFAS 123R the Company has determined the weighted average fair value per option of stock-based arrangements grants during the years ended December 31, 2006, 2005, and 2004 to be $2.77, $3.87 and $3.40, respectively.
               The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                              Expected option       Expected         Risk free
               Year of grant       term           volatility      interest rate
               -------------  ---------------     ----------      -------------

               2006                 3                 57%             4.80%
               2005                 3                 63%             3.80%
               2004                 5                 72%             2.00%

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------

Note 13 - Balances in Currencies Other Than the Dollar


                                           December 31, 2006                                     December 31, 2005
                             ----------------------------------------------   ---------------------------------------------------
                                                        Pounds                                             Pounds
                                  NIS        Euro     Sterling       Others         NIS        Euro      Sterling        Others
                             --------   ---------    ---------   ----------   ---------   ---------    ----------     ---------
                                                                    $ in thousands
                             ----------------------------------------------------------------------------------------------------
ASSETS
Trade receivables             12,041      45,754        3,585        7,180       12,240      45,907         4,031       17,325
Other current assets          14,437      12,968          495        4,718        1,851       7,534         3,554        7,970

Long-term deposits and
 marketable Securities        12,211           -            -            -       15,479           -             -            -
Asses held for severance
 benefits                     20,549           -            -            -       25,931           -             -            -
                             --------   ---------    ---------    ---------   ---------   ---------    ----------     ---------

                              59,238      58,722        4,080       11,898       55,501      53,441         7,585       25,295
                             ========   =========    =========    =========   =========   =========    ==========     =========


LIABILITIES
Trade payables                20,049       6,788          567        2,139       21,182       8,608           575        2,609
Other current liabilities     10,971       3,615        3,733        5,305       11,459       7,680         3,257        5,370
Liabilities for employee
 severance Benefits           42,336         138            -          529       44,782          88             -          509
                             --------   ---------    ---------   ----------   ---------   ---------    ----------     ---------

                              73,356      10,541        4,300        7,973       77,423      16,376         3,832        8,488
                             ========   =========    =========    =========   =========   =========    ==========     =========


                                                                                                                             47

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 14 - Charges (Assets Pledged)

         In the fourth quarter of 2005 the Company signed new agreements with two banks providing off-balance sheet credit facilities to the Company. As a condition to these facilities by the banks, the Company undertook:
         (1) a "negative pledge" obligation on some of the Company's assets (not including cash and cash equivalent, short-term investment, long-term deposit and marketable securities) and (2) to maintain certain financial ratios with regard to the tangible equity of the Company as defined in the agreements. As of December 31, 2006 the Company was in compliance with these covenants.


Note 15 - Taxes on Income

         A.       Tax programs under various Israeli tax laws:

         1.       Israel tax reform

                  During 2003, tax reform legislation was enacted, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayers are taxed on income produced and derived both in and out of Israel.

                  The main provisions of the tax that are relevant to the Company are as follows:

                  a) Transfer pricing of international transactions with related parties.

                     The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. The Company considers that the transfer pricing policy adopted with foreign affiliates and subsidiaries is economically fair and that it complies with such regulations.

                  b) Employee stock incentive plans

                     The tax reform codified past practice and specified three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% or the Company can waive the tax expense deduction and the employee will pay a reduced tax rate of 25% after ending of a "trustee period" (pursuant to a more recent amendment to Income Tax Ordinance effective from January 1, 2006, twenty-months from the date of the grant, and prior to 2006 grants, twenty four to thirty six months from the date of the grant). Where there is no trustee arrangement, the employee is fully taxable and no expense deduction is allowed to the Company. There are detailed provisions for implementing these arrangements. The Company chose to waive the tax expense deduction and the employees will pay a reduced tax rate of 25%.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         A.       Tax programs under various Israeli tax laws: (cont'd)

                  c) Controlled foreign company (CFC)

                           The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged on passive income of foreign affiliates as if it had received a dividend from such companies.

                  d) The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

         2.    d   In June 2004 and July 2005, the Knesset (the Israeli
                  Parliament) approved Amendments (and ancillary Temporary Orders) to the Income Tax Ordinance (respectively "Amendment No. 140" and "Amendment No. 147", and together the "Amendments").

                  The Amendments provide, inter alia, for a gradual reduction in the statutory corporate tax rate as follows:

                                                                  Corporate Tax
                  Tax Years                                           Rate
                                                                  -------------

                  2001 through 2003                                     36%
                  2004                                                  35%
                  2005                                                  34%
                  2006                                                  31%
                  2007                                                  29%
                  2008                                                  27%
                  2009                                                  26%
                  2010 and thereafter                                   25%

                  Pursuant to the Amendments, capital gain tax is reduced to 25% from Corporate tax rate (except with respect to capital gains from marketable securities which continue to be taxed at the corporate tax rate until 2010), with transitional provisions for assets acquired prior to January 1, 2003.

                  In addition, there was a change in the method of calculating the tax on capital gains arising from the sale of depreciating assets with effect from January 1, 2003, as defined in Amendment No. 147.

                  The amendments also provide for changes in the methodology for the set-off of losses from taxable income from different sources.

                  Amendment No. 147 establishes a new entity within the Israel Tax Authority to make tax pre-ruling following an approach by a corporation or other taxpayer. Notice of such pre-ruling shall be available to the public.

                  In addition, Amendment No. 147 imposing sanctions with regard to aggressive tax planning, pursuant to guidelines still to be published as to what constitutes aggressive tax planning.

                  The current taxes for 2006 (other than an "Approved Enterprise" related income) and the deferred tax balances at December 31, 2006 are calculated based on the new tax rates, as prescribed in the Amendments.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         A.       Tax programs under various Israeli tax laws: (cont'd)

         3. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Investments Law");

                  Pursuant to the Investments Law, the Company is entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

                  A major part of the production facilities of the Company and its Israeli subsidiaries has been granted the status of an "Approved Enterprise" under the Investments Law. According to the Investments Law, a Company is entitled to an investment grant (up to 24% of investment cost) and also to a tax benefit, which grants the Company a reduced tax rate of 25% for a specific period (Alternative A). The Company's "Approved Enterprise" is subject to zero tax rates under the "Alternative Benefit Method" (Alternative B) and reduced tax rates (25% - subject to examination of the level of foreign ownership), for specified periods. All of the approved enterprises, which currently entitle the Company to benefits, are under Alternative B.

                  Benefits are attributed to an "Approved Enterprise" based on the growth in turnover upon implementation of each plan.

                  The period of benefits in respect of most of the Company's production facilities will terminate in the years 2007-2013.

                  In the event of distribution of cash dividends from income taxed at zero rate, a reduced tax rate in respect of the amount distributed would have to be paid. As of December 31, 2006, the Company has an accumulated loss and therefore it cannot distribute a cash dividend - see Note 12B. Effectively such dividend distribution would be reduced by the amount of the tax.

                  In March 2005, the Knesset approved a reform of the Investments Law. The primary changes are as follows:

                  o Companies that meet the criteria of the Alternative Path of Tax benefit ("Alternative B" as described above) receive those benefits without prior approval. In addition, there is no requirement to file reports with the Investment Center. Audit takes place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

                  o For any expansion of investment, a company is required to invest within three years, additional production machinery and equipment as a certain percentage of its existing production machinery and equipment.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         A.       Tax programs under various Israeli tax laws: (cont'd)

         4. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

                  Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar - for a "Foreign Investors' Company", as defined by the Investments Law. The Company and its subsidiaries elected to measure their operating results on the basis of the changes in the Israeli CPI. As a result the Company and its Israeli subsidiaries are entitled to deduct from their taxable income an "equity preservation deduction" (which partially compensates for the decrease in the value of shareholders' equity resulting from the annual rise in the Israel CPI).

         5. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

                  The Company is an "Industrial Company" as defined by this law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

         6. In 2002 the Company came to an arrangement with the Income Tax Authorities concerning tax returns filed by TTL through 1998. Among other terms of the arrangement, the Company undertook to pay a further $1.4 million in taxes if it does not produce certain confirmations from government agencies in future periods as defined in the arrangement.


         B.       Non-Israeli subsidiaries

         Non Israeli subsidiaries are taxed based upon tax laws in their countries of residence.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         C.     Taxes on income from continuing operations

         Taxes on income included in the consolidated statements of operations are comprised as follows:

                                                                       Year ended December 31
                                                           ---------------------------------------------------
                                                                     2006              2005              2004
                                                           --------------     --------------    --------------
                                                           $ in thousands    $ in thousands    $ in thousands
                                                           --------------     --------------    --------------
         Current taxes relating to -
          The Company and its Israeli subsidiaries                1,574              1,672             1,436
          Foreign subsidiaries                                    2,711              2,626              *693
                                                           --------------     --------------    --------------
                                                                  4,285              4,298             2,129
                                                           --------------     --------------    --------------

         Deferred taxes relating to -
          The Company and its Israeli subsidiaries                  400               (774)                -
          Foreign subsidiaries                                     (761)               (70)             (205)
                                                           --------------     --------------    --------------
                                                                   (361)              (844)             (205)
                                                           --------------     --------------    --------------

         Taxes on income                                          3,924              3,454             1,924
                                                           ==============     ==============    ==============

         *   Including tax benefits of $758 thousand with respect to previous years.



         D.     Income from continuing operations before taxes on income

                                                                        Year ended December 31
                                                           ---------------------------------------------------
                                                                     2006               2005              2004
                                                           --------------     --------------    --------------
                                                           $ in thousands     $ in thousands    $ in thousands
                                                           --------------     --------------    --------------

         The Company and its Israeli subsidiaries                  48,495            36,600            22,677
         Foreign subsidiaries                                     (15,160)           11,130            (3,005)
                                                           --------------     --------------    --------------

                                                                   33,335            47,730            19,672
                                                           ==============     ==============    ==============



                                                                                                          52

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         E. Reconciliation of the statutory tax expense (benefit) to actual tax expense

         A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A2 above) applicable to the income of companies in Israel, and the actual tax expense is as follows:

                                                                        Year ended December 31
                                                           ---------------------------------------------------
                                                                     2006               2005              2005
                                                           --------------     --------------    --------------
                                                           $ in thousands     $ in thousands    $ in thousands
                                                           --------------     --------------    --------------

         Income from continuing operations                        33,335             47,730            19,672

         Tax rate                                                     31%                34%               35%
                                                           ==============     ==============    ==============

         Statutory income tax on the above amount                 10,334             16,228             6,885

         Foreign tax rate differential                               573                (91)               (7)

         Current income/ (losses) for which no deferred
          tax (expense) benefit has been recorded, net            (6,281)            (8,731)           (3,851)

         Tax benefits with respect to previous years                   -               (217)             (758)

         Effect of lower tax rates arising from
          "Approved Enterprise Status"                            (5,710)            (6,093)           (1,805)

         Increase in taxes resulting from
          permanent differences and non deductible
          expenses                                                 4,809              2,397             2,693

         Other*                                                      199                (39)           (1,233)
                                                           --------------     --------------    --------------

         Taxes on income                                           3,924              3,454             1,924
                                                           ==============     ==============    ==============


         (*)  Including a difference between the financial carrying amounts of non monetary assets and liabilities and their tax basis attributable to the rate of change in Israeli
              Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, this in accordance with paragraph 9(f) of SFAS 109 (see A4 above).


                                                                                                           53

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         F.       Components of deferred income tax

         1. As of December 31, 2006 and December 31, 2005, deferred income tax assets and liabilities consists of future tax assets (liabilities) attributable to the following:

                                                                          December 31       December 31
                                                                                 2006              2005
                                                                      --------------    --------------
                                                                       $ in thousands    $ in thousands
                                                                       --------------    --------------
                  Deferred tax assets:
                  Capital loss carryforward                                   41,007            36,940
                  Operating loss carryforward (a)                            162,816           150,491
                  Vacation pay accruals, severance pay fund, net, and
                   other accruals                                              9,099             7,192
                  Other                                                        9,448             8,785
                                                                       --------------    --------------

                  Gross total deferred tax assets                            222,370           203,408
                  Valuation allowance for deferred tax assets (a)           (203,378)         (186,527)
                                                                       --------------    --------------
                  Net deferred tax assets (a)                                 18,992            16,881
                                                                       --------------    --------------
                  Deferred tax liabilities:
                  Software development costs and other intangibles            (3,217)           (3,849)
                  Property, plant and equipment                               (5,475)           (3,093)
                                                                       --------------    --------------
                  Net deferred tax liabilities                                (8,692)           (6,942)
                                                                       --------------    --------------

                  Deferred income taxes, net (b)                              10,300             9,939
                                                                       ==============    ==============

                  (a) In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carryforwards are available. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Based on this assessment, as of December 31, 2006, the Company determined that it is more likely than not that $10.3 million of such net deferred tax assets will be realized, therefore resulting in a valuation allowance of $203.4 million.

                          A valuation allowance in the amount of $28.2 million was recognized for the deferred tax asset for Laurel Networks' tax carryforwards at the acquisition date. The tax benefits for this item that would be first recognized (that is, by elimination of that valuation allowance) in financial statements after the acquisition date would be applied to reduce the goodwill related to the acquisition. (See also Note
                          19B).

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         F.       Components of deferred income tax (cont'd)

         1.       (a)      (cont'd)

                           The valuation allowance for deferred tax assets as of January 1, 2006, 2005, and 2004 was $187 million,
                           $181 million and $101 million, respectively. The net change in the total valuation allowance for the year ended December 31, 2006 2005, and 2004 was an increase of $16 million, $6 million and $80 million, respectively.

                           If changes occur in the assumptions underlying the Company's tax planning strategies or in the scheduling of the reversal of the Company's deferred tax liabilities or projections of future taxable income, the valuation allowance may need to be adjusted in the future.

                           The Company has not recognized a deferred tax liability of approximately $2.4 million for the undistributed earnings of its foreign operations that arose in 2006 and prior years because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized in the event the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings. As of December 31, 2006, the undistributed earnings of these subsidiaries were approximately $25.1 million.

                  (b) Short-term deferred tax assets in the amount of $103 thousand (2005 - $98 thousand) are included under other receivables.


         2. As of December 31, 2006, the Company and its subsidiaries had, for tax purposes, operating loss carryforwards, capital loss carryforwards and general business operating loss carryforward of $702.2 million, $164.0 million and $4.2 million, respectively.

                  The Company and its subsidiaries had no minimum tax credit carryover. Approximately $189 million of the U.S federal net operating loss carryforwards will begin to expire over the period of 2012 through 2024. The remainder of the operating loss carryforwards have no expiration period. Substantially, all of the capital losses have an unlimited carryforward period.


         G.       Tax assessment

         Final tax assessments have been received by some of the Israeli companies through the 2001 tax year.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 16 - Related Party Transactions

       Related parties are comprised of principal shareholders (10% and over of the Company's share capital) and their subsidiaries and affiliates as well as affiliates of the Company. All related party transactions were at market rates.

       Transactions with related parties are mainly as follows:

       a. Sales of certain of the Company's products and expenses related to such sales;

       b.  Insurance, management fees and other services;


       A.  Balances due from or to related parties:

                                                December 31       December 31
                                                       2006              2005
                                             --------------    --------------
                                             $ in thousands    $ in thousands
                                             --------------    --------------
       ASSETS:
       Trade receivables, net                        9,186            13,544
       Other receivables                             1,767             1,025
       Long-term receivables, net                        -                88

       LIABILITIES:
       Trade payables                                1,434             1,954
       Other payables                                  359               486


       B.       Income from, and expenses to, related parties:

                                            Year ended December 31
                                ------------------------------------------------
                                          2006             2005             2004
                                --------------   --------------   --------------
                                $ in thousands   $ in thousands   $ in thousands
                                --------------   --------------   --------------


      Sales to related parties         28,172           23,411           25,610
                                --------------   --------------   --------------

      Costs incurred from
      related parties
      included in:
      -------------------

      Cost of revenues                    577            1,564            3,287
                                --------------   --------------   --------------

      Selling and marketing
      expenses                          1,421              942            1,028
                                --------------   --------------   --------------

      General and
      administrative expenses           4,099            4,031            4,791
                                --------------   --------------   --------------

      Financial expenses                    -               92               68
                                --------------   --------------   --------------

      Financial income                      -               65               47
                                --------------   --------------   --------------

      Other expenses                      103               75                -
                                --------------   --------------   --------------

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information

         Balance sheet:

         A.       Cash and cash equivalents

         Including deposits of $78,109 thousand at December 31, 2006 (December 31, 2005 - $1,540 thousand).


         B.       Trade receivables

         Net of provision for doubtful accounts of $17,650 thousand at December 31, 2006 (December 31, 2005 - $18,471 thousand).

         The activity in the allowance for doubtful accounts for the years ended December 31, 2006, 2005 and 2004 is as follows:

                                                                       December 31        December 31       December 31
                                                                              2006               2005              2004
                                                                    --------------     --------------    --------------
                                                                    $ in thousands     $ in thousands    $ in thousands
                                                                    --------------     --------------    --------------
         Allowance for doubtful accounts at beginning of year              19,095             25,387            29,775
         Additions charged to bad and doubtful debt expense                 2,565              3,044             3,798
         Write-down charged against the allowance                          (1,549)            (7,466)           (5,588)
         Recoveries of amounts previously charged off                      (2,461)            (1,870)           (2,598)
                                                                    --------------     --------------    --------------

         Allowance for doubtful accounts at end of year                    17,650            *19,095            25,387
                                                                    =============      =============     =============

         As to factoring of certain trade receivables, see Note 17O.

         * Includes allowance for doubtful accounts for long-term receivable in amount of $624 thousand.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------



Note 17 - Supplementary Financial Statement Information (cont'd)

         C.     Other receivables
                                                   December 31       December 31
                                                          2006              2005
                                                --------------    --------------
                                                $ in thousands    $ in thousands
                                                --------------    --------------

         Employees                                        956             1,053
         Chief Scientist                                1,569             1,524
         Tax Authorities                                4,686             2,482
         Deferred income tax                              103                98
         Accrued income and interest                    5,146             3,490
         Advances to suppliers                          2,185             1,579
         Related parties                                1,767             1,025
         Fair value of derivatives                      1,860             4,798
         Others                                         8,838             8,702
                                                --------------    --------------
                                                       27,110            24,751
                                                ==============    ==============


         D.     Other payables and accrued liabilities

         Consist of the following:
                                                   December 31       December 31
                                                          2006              2005
                                                --------------    --------------
                                                $ in thousands    $ in thousands
                                                --------------    --------------

         Employees and social benefits                 36,345            22,529
         Chief Scientist                                6,609             7,380
         Tax authorities                               18,580            16,706
         Commissions payable                           14,185            15,044
         Advances from customers                       10,908            11,207
         Warranty accrual (A)                           4,322             5,435
         Accrued expenses                              25,736            39,881
         Fair value of derivatives                      2,346             1,222
         Other payables                                 1,391             1,134
                                                --------------    --------------
                                                      120,422           120,538
                                                ==============    ==============

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         E.       Other payables and accrued liabilities (cont'd)

                  (A) A reconciliation of the beginning and ending Warranty accrual balances is as follows:

                                                               December 31        December 31       December 31
                                                                      2006               2005              2004
                                                            --------------     --------------    --------------
                                                            $ in thousands     $ in thousands    $ in thousands
                                                            --------------     --------------    --------------
         (*)      Balance at the beginning of the year               5,435             6,007             6,328
                  Utilization of warranty accrual                   (2,383)           (3,834)           (3,123)
                  Warranty expense                                   1,270             3,262             2,802
                                                            --------------     --------------    --------------
                  Balance at the end of the year                     4,322             5,435             6,007
                                                            ==============     ==============    ==============


         F.       Disclosures about segments and related information

         1.       Segment Activities Disclosure:

         Segment information is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to management. The Company's internal financial reporting systems present various data for management to run the business.

         The Company's segments are as follows:

         Broadband Access Division
         -------------------------

         The broadband access division develops, manufactures, markets and sells innovative access products that enable telecommunications service providers to mass deploy broadband networks and offer a variety of advanced services. Its solutions enable telecommunications service providers to enhance their existing local loop usage performance and efficiency, increase line capacity and facilitate advanced services on existing infrastructure, and to introduce new copper and fiber based technologies for even higher capacity. In addition, its product lines include selected narrowband access products.

         Optical Networks Division
         -------------------------

         The optical networks division offers two principal product lines: optical network systems and bandwidth management solutions.

         The optical network systems provide telecommunications service providers with intelligent and flexible high-density, data-aware transport solutions for the metro access, metro-core and regional networks. This product line enables end-to-end transport of voice and data from the user's premises to high-capacity optical backbones, supports the process of streamlining the use of optical networks and allows telecommunications service providers to offer additional services with greater efficiency.

         The bandwidth management solutions consist of digital cross-connect products, which enable end-to-end bandwidth management of global data and voice communications networks. Digital cross-connections allow telecommunications service providers to enhance the efficiency of bandwidth usage across their transport networks, converting the raw bandwidth provided by optical equipment into differentiated telecommunication services.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         F.       Disclosures about segments and related information (cont'd)

         1.       Segment Activities Disclosure: (cont'd)

         Data Networking Division
         ------------------------

         The data networking division develops, manufactures, markets and sells high-performance edge routers that enable telecommunications carriers and service providers to deliver IP-based data, voice, and video services. This division's technology allows carriers to transition from Internet-only service delivery models to advanced triple-play networks. Designed to meet carriers' scalability needs, the edge routers allow new services and capabilities to be added to carrier networks - without incremental cost - as the subscriber base grows. The division is also developing new technologies intended to become integral to the solutions of the Company's other divisions, as they evolve to encompass IP and packet capabilities. (See Note 19 and Note 23)
                                     ------------------------

         Other
         -----

         The Other segment contains mainly the Company's manufacturing and service units; head office and management services; general and project management services to outside customers and others; and other activities which are not identified with any of the operational segments.

         The Company's manufacturing and service units serve as manufacturing and service sub-contractors and carry out activities primarily for the above divisions and for Veraz. The cost of manufacturing is included in the cost of revenues of each of the divisions, as applicable.

         2.       Operational segments statement operation disclosure:

         The following financial information is the information that management uses for analyzing the results of the operating segments.

                                                         Year ended December 31, 2006
                              ------------------------------------------------------------------------------------
                                  Optical         Broadband               Data             Other      Consolidated
                                 Networks            Access         Networking
                              -----------       -----------        -----------       -----------       -----------
                              $ thousands       $ thousands        $ thousands       $ thousands       $ thousands
                              -----------       -----------        -----------       -----------       -----------
         Revenues                385,682           225,081             11,140            34,439           656,342
                              ===========       ===========        ===========       ===========       ==========

         Operating
          expenses (*)           324,998           209,640             51,867            50,593           637,098
                              ===========       ===========        ===========       ===========       ==========

         Operating income
          (loss)                  60,684            15,441            (40,727)          (16,154)           19,244
                              ===========       ===========        ===========       ===========       ==========

         (*) Includes cost of revenues, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of acquisition related intangible assets.

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         F.     Disclosures about segments and related information (cont'd)

         2.     Operational segments statement operation disclosure: (cont'd)

                                                           Year ended December 31, 2005
                                  -------------------------------------------------------------------------------------
                                      Optical         Broadband              *Data             Other      Consolidated
                                     Networks            Access         Networking
                                  -----------       -----------        -----------       -----------       -----------
                                  $ thousands       $ thousands        $ thousands       $ thousands       $ thousands
                                  -----------       -----------        -----------       -----------       -----------

         Revenues                    330,684           262,453              4,289            32,492           629,918
                                  ===========       ===========        ===========       ===========       ==========

         Operating
          expenses (**)              290,977           237,990             23,040            43,765           595,772
         Recovery of
          doubtful debt                    -                 -                  -           (10,356)          (10,356)
         Impairment of loans               -                 -                  -             3,000             3,000
         Acquired in
          process research
          and development                  -                 -                890                 -               890
                                  -----------       -----------        -----------       -----------       -----------
         Operating income
          (loss)                      39,707            24,463            (19,641)           (3,917)           40,612
                                  ===========       ===========        ===========       ===========       ==========



                                                                    Year ended December 31, 2004
                                                  -------------------------------------------------------------------
                                                      Optical          Broadband             Other       Consolidated
                                                     Networks             Access
                                                  -----------        -----------       -----------        -----------
                                                  $ thousands        $ thousands       $ thousands        $ thousands
                                                  -----------        -----------       -----------        -----------

         Revenues                                     254,058          212,939             29,715            496,712

         Operating expenses (**)                      250,964          188,336             40,455            479,755
         Restructuring expenses                             -                -              2,585              2,585
                                                  -----------        -----------       -----------        -----------
         Operating income (loss)                        3,094           24,603            (13,325)            14,372
                                                  ===========        ===========       ===========        ===========

         (*)      From the closing date (see Note 19B).
         (**)     Includes cost of revenue, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of acquisition related intangible assets.


                                                                                                              61

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         F.       Disclosures about segments and related information (cont'd)

         3. The following financial information identifies the assets allocated to the segments:

                                                           Year ended December 31, 2006
                                  -------------------------------------------------------------------------------------
                                      Optical         Broadband              *Data             Other      Consolidated
                                     Networks            Access         Networking
                                  -----------       -----------        -----------       -----------       -----------
                                  $ thousands       $ thousands        $ thousands       $ thousands       $ thousands
                                  -----------       -----------        -----------       -----------       -----------
         Assets*                     284,927            94,169             81,545           124,566           585,207
         Unallocated assets                                                                                   310,673
         Total consolidated                                                                                -----------
          assets                                                                                              895,880
                                                                                                           ===========
         Depreciation and
          amortization                20,132             5,766              6,311             7,562            39,771
         Capital investments**        14,557             5,878              4,763            16,961            42,159



                                                           Year ended December 31, 2005
                                  -------------------------------------------------------------------------------------
                                      Optical         Broadband              *Data             Other      Consolidated
                                     Networks            Access         Networking
                                  -----------       -----------        -----------       -----------       -----------
                                  $ thousands       $ thousands        $ thousands       $ thousands       $ thousands
                                  -----------       -----------        -----------       -----------       -----------

         Assets*                      207,392           112,274             79,799           128,764           528,229
         Unallocated assets                                                                                    320,506
         Total consolidated                                                                                -----------
          assets                                                                                               848,735
         Depreciation and                                                                                  ===========
          amortization                 18,351             6,137              3,384             8,793            36,665
         Capital investments**         20,468             5,901             73,473            12,549           112,391

         (*)      The assets include: trade receivables (short and long-term)  inventories, property, plant and equipment, software development costs, goodwill and other intangibles.
         (**)     The capital investments include investments in: property, plant and equipment, software development, core technology, goodwill, other intangibles and investee companies.

         4.       Sales to significant customers

         The following table summarizes the percentage of sales to significant customers group (when they exceed 10 percent of total revenue for the year):

                                                     Year ended December
                                             ----------------------------------
                                                 2006          2005        2004
                                             --------     ---------   ---------

         Customer 1                              13%          14%          13%
         Customer 2                              12%          13%          14%

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         F.       Disclosures about segments and related information (cont'd)

         5.       Information on sales by geographic distribution

                                                                               Year ended December 31
                                                                 ----------------------------------------------------
                                                                           2006               2005               2004
                                                                 --------------     --------------     --------------
                                                                 $ in thousands     $ in thousands     $ in thousands
                                                                 --------------     --------------     --------------

         North America                                                  25,973             18,391            21,894
         Europe                                                        335,343            383,751           291,460
         Asia Pacific and Australia                                    194,324            132,580            99,436
         Israel                                                         66,592             84,149            68,742
         Others                                                         34,110             11,047            15,180
                                                                 --------------     --------------     --------------

                                                                       656,342            629,918           496,712
                                                                 ==============     ==============     ==============


         G.       Cost of revenues

                                                                               Year ended December 31
                                                                 ----------------------------------------------------
                                                                           2006               2005               2004
                                                                 --------------     --------------     --------------
                                                                 $ in thousands     $ in thousands     $ in thousands
                                                                 --------------     --------------     --------------

         Finished products consumed                                    351,492            325,317           267,981
         Other manufacturing and other service costs                    26,273             31,225            25,972
         Royalties - mainly to the government of Israel
          (see Note 11C(1))                                             10,258             11,237             7,018
                                                                 --------------     --------------     --------------

                                                                       388,023            367,779           300,971
                                                                 ==============     ==============     ==============


         H.       Research and Development costs, net

                                                                              Year ended December 31
                                                                 ----------------------------------------------------
                                                                          2006              2005               2004
                                                                 --------------     --------------     --------------
                                                                 $ in thousands    $ in thousands     $ in thousands
                                                                 --------------     --------------     --------------

         Expenses incurred                                            108,508             93,080            72,893
         Less - grant participations (see Note 11C)                     8,983              5,791             8,023
                                                                 --------------     --------------     --------------

                                                                       99,525             87,289            64,870
                                                                 ==============     ==============     ==============


                                                                                                                   63

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         I.       Selling and marketing expenses
                                                                           Year ended December 31
                                                               --------------------------------------------------
                                                                         2006              2005              2004
                                                               --------------    --------------    --------------
                                                               $ in thousands    $ in thousands    $ in thousands
                                                               --------------    --------------    --------------
         Salaries and employee benefits                               48,153            44,224            37,387
         Agents' commissions                                          11,608            19,826            13,457
         Advertising and exhibitions                                   5,419             3,851             3,368
         Overseas travel                                               6,655             5,370             5,047
         Other                                                        25,136            22,555            19,164
                                                               --------------    --------------    --------------
                                                                      96,971            95,826            78,423
                                                               ==============    ==============    ==============


         J.       General and administrative expenses
                                                                           Year ended December 31
                                                               --------------------------------------------------
                                                                         2006              2005              2004
                                                               --------------    --------------    --------------
                                                               $ in thousands    $ in thousands    $ in thousands
                                                               --------------    --------------    --------------

         Salaries and employee benefits                               24,678            20,469            19,225
         Rent and maintenance of premises                              1,487             2,469             1,065
         Bad and doubtful debt expenses                                  104             1,174             1,200
         Other                                                        21,291            17,864            14,001
                                                               --------------    --------------    --------------
                                                                      47,560            41,976            35,491
                                                               ==============    ==============    ==============


         K.       Financial income/expenses, net
                                                                           Year ended December 31
                                                               --------------------------------------------------
                                                                         2006              2005              2004
                                                               --------------    --------------    --------------
                                                               $ in thousands    $ in thousands    $ in thousands
                                                               --------------    --------------    --------------

         Financial expenses:
         Interest on loans from banks                                     11               149             1,518
         Bank charges                                                  1,719               922             2,117
         Loss from marketable securities                                 274             1,648                 -
         Exchange rate differences and other                           1,087             2,585             2,927
                                                               --------------    --------------    --------------
                                                                       3,091             5,304             6,562
                                                               ==============    ==============    ==============
         Financial income:
         Interest mainly on bank deposits and receivables              4,967             4,126             3,038
         Gain from marketable securities                                   -                 -             1,482
         Interest from marketable securities                           6,228             5,215             1,877
         Exchange rate differences and other                           1,672             1,164             2,772
                                                               --------------    --------------    --------------
                                                                      12,867            10,505             9,169
                                                               ==============    ==============    ==============


                                                                                                               64

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         L.       Other income (expenses), net

                                                                                 Year ended December 31
                                                                     --------------------------------------------------
                                                                               2006              2005              2004
                                                                     --------------    --------------    --------------
                                                                     $ in thousands    $ in thousands    $ in thousands
                                                                     --------------    --------------    --------------
         Gain (loss) from sale of property and equipment, net (1)              447             2,398               735
         Gain (loss) from realization of investments and
          allowance for impairment of investments, net(2)                      643             2,350            (2,469)
         Realization of gain on available for sales
          securities (see Note 22)                                           4,075                 -             1,487
         Provision for the payment of indirect duty                              -              (882)           (1,600)
         Additional costs associated with sales
          of former operations                                                   -            (1,513)                -
         Gain from cancellation of a provision to the Israeli
          Comptroller of Restrictive Trade Practices
          (see Note 11A(5))                                                      -                 -             6,000
         Loss from impairment of amounts funded for
          severance pay                                                          -                 -            (1,000)
         Other                                                                (850)             (436)             (460)
                                                                     --------------    --------------    --------------

         Total other income, net                                             4,315             1,917             2,693
                                                                     ==============    ==============    ==============

         (1)      2005 includes gain of $1.8 million from sale of a building.
         (2) Arising from a permanent impairment in the value of investments. The write down is based, among other factors, on stock exchange prices, the operations of the investees and a series of other relevant considerations.


         M.       Supplementary Statement of Operations information

                                                                               Year ended December 31
                                                                   --------------------------------------------------
                                                                             2006              2005              2004
                                                                   --------------    --------------    --------------
                                                                   $ in thousands    $ in thousands    $ in thousands
                                                                   --------------    --------------    --------------
         EXPENSES:
         Maintenance and repairs                                           4,245             6,445             6,034
         Depreciation of property, plant and equipment                    26,133            23,313            22,351
         Taxes (other than income taxes)                                   3,408             3,209             1,521
         Rent                                                              7,486             5,637             4,801
         Advertising costs                                                 5,419             3,851             3,368
         Amortization of capitalized software                              8,619            10,450            13,005



                                                                                                                  65

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------



Note 17 - Supplementary Financial Statement Information (cont'd)

         N.       Earnings (loss) per ordinary share ("EPS")

         Following are the details of the calculation of basic EPS:

                                          2006                              2005                              2004
                            --------------------------------   -------------------------------  ------------------------------
                                  Net     Number    Earnings         Net    Number    Earnings       Net      Number  Earnings
                               income         of         per      income        of         per    income          of       per
                                        Ordinary    Ordinary              Ordinary    Ordinary              Ordinary  Ordinary
                                          shares       share                shares     shares                 shares     share
                            ---------  ---------   ---------   ---------  ---------  ---------  ---------  ---------  --------
                                 $ in       in                      $ in        in                   $ in         in
                            thousands  thousands           $   thousands  thousands          $  thousands  thousands         $
                            ---------  ---------   ---------   ---------  ---------  ---------  ---------  ---------  --------
 Income from continuing
   operations                 22,095    115,803        0.19     39,864    110,322         0.36    14,056    108,575       0.13
                            =========  =========   =========   =========  =========  =========  ========   ========   ========

 Discontinued operations           -          -           -          -          -            -    (3,903)   108,575      (0.04)
                            =========  =========   =========   =========  =========  =========  ========   ========   ========

 Net income                   22,095    115,803        0.19     39,864    110,322         0.36    10,153    108,575       0.09
                            =========  =========   =========   =========  =========  =========  ========   ========   ========


                                                                                                                           66

                                              ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------



Note 17 - Supplementary Financial Statement Information (cont'd)

         N.       Earnings (loss) per ordinary share ("EPS") (cont'd)

         Following are the details of the calculation of diluted EPS:

                                          2006                              2005                              2004
                            --------------------------------   -------------------------------  --------------------------------
                                  Net     Number    Earnings         Net    Number    Earnings       Net      Number    Earnings
                               income         of         per      income        of         per    income          of  (loss) per
                                        Ordinary    Ordinary    Ordinary  Ordinary    Ordinary    (loss)    Ordinary    Ordinary
                                          shares       share                shares     shares   Ordinary      shares       share
                            ---------  ---------   ---------   ---------  ---------  ---------  ---------  ---------   ---------
                                 $ in       in                      $ in        in                   $ in         in
                            thousands  thousands           $   thousands  thousands          $  thousands  thousands         $
                            ---------  ---------   ---------   ---------  ---------  ---------  ---------  ---------   --------
 Income from continuing
 operations                   22,095     115,803       0.19      39,864     110,322      0.36      14,056    108,575      0.13

 The effect of dilutive
 stock option plans:
 Share incentive (stock
 options and
 restricted shares)                -       4,653      (0.01)          -       7,736     (0.02)          -      8,558     (0.01)
                            ---------  ---------   ---------   ---------  ---------  ---------  ---------  ---------   --------

 Income from continuing
 operations                   22,095     120,456       0.18      39,864     118,058      0.34      14,056    117,133      0.12
                            ---------  ---------   ---------   ---------  ---------  ---------  ---------  ---------   --------


 Loss from discontinued
 operations                        -           -          -           -           -         -      (3,903)   108,575     (0.04)
 The effect of dilutive
 stock option plans:
 Share incentive (stock
  options and
  restricted shares)               -           -          -           -           -         -           -      8,558      0.01
                            ---------  ---------   ---------   ---------  ---------  ---------  ---------  ---------   --------

                                   -           -          -           -           -         -      (3,903)   117,133     (0.03)
                            ---------  ---------   ---------   ---------  ---------  ---------  ---------  ---------   --------

Net income                    22,095     120,456       0.18      39,864     118,058       0.34     10,153    117,133      0.09
                            =========  =========   =========   =========  =========  =========  =========  =========   ========

         Number of options which were not considered in diluted earnings per share because their impact is anti dilutive amount to 7,279,442,8,892,823 and 6,115,907 in 2006, 2005 and 2004 respectively.


                                                                                                                            67

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         O.       Factoring of financial assets

                  The Company entered into accounts receivable factoring agreements with a number of financial institutions (the "banks"). Under the terms of the agreements, the Company has the option to factor receivables, with the banks on a non-recourse basis, provided that the banks approve the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of SFAS
                  140. In the past, there were no cases in which the Company had to reimburse the banks for accounts receivables following business disputes. The Company does not expect any reimbursements to take place in the foreseeable future.

                  The agreements call for factoring fees on invoices or promissory notes factored with the banks, as follows: USD and EUR transactions - in most cases, LIBOR for the relevant period on the basis of the semi-annual discount to yield plus a margin of 0.90% per annum on average.

                  As of December 31, 2006, trade receivables amounting to $ 20,122 thousand (December 31, 2005 - $9,480 thousand) were factored.


         P.       Recovery of doubtful debt

                  In 2000, the Company and a subsidiary entered into an agreement for the sale to Global Village Telecom ("GVT"), a Brazilian company, of wireless local loop systems and services. Pursuant to the agreement, the Company agreed to grant GVT long-term financing for the purchase, comprising a line of credit of up to $168 million. The credit was to be repaid during the years 2004 through 2007. In addition to the long-term financing mentioned above, the Company made a loan of $27 million to GVT's parent company in return for interest bearing convertible subordinated notes. The maturity date of the notes was November 2003.

                  Due to business difficulties as well as a significant devaluation of the Brazilian currency relative to the dollar, commencing December 2002, GVT defaulted on its payments to the Company.

                  Following extensive negotiations, agreements to reschedule GVT's debt repayments were signed in December 2004 among GVT, its shareholders and its principal creditors, including the Company. According to the agreements, all the existing debts were canceled and in place thereof GVT issued to the Company notes in the aggregate sum of approximately $163 million to be paid from 2005 through 2013. According to SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" the carrying amount of the restructured debt was recognized based on the present value of the expected future cash flows discounted at the debt's original contractual interest rate.

                  In April 2005, the Company sold the notes from GVT to ABN Amro Bank for the sum of approximately $96 million in cash, plus a contingent amount of approximately $3.3 million, resulting in the recognition of a net gain from recovery of doubtful debt of $10.4 million (excluding the contingent amount), which was recognized in the year ended December 31, 2005 under the income from recovery of doubtful debt.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 18 - Recently Enacted Accounting Standards

         A. In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes" FIN 48 prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating this new standard to determine its future effects, if any, on its results of operations and financial position.


         B. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of the provisions of SFAS 157 will materially impact its financial position and results of operations.

         C. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 ("SFAS 159"), which permits entities to choose to measure many financial instruments at fair value. The statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board's long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007.

Note 19 - Acquisitions

         A. In April 2005, the Company acquired the optical activities and technology of Eastern Communications Co., Inc. for approximately $8.5 million. The operations of the acquired unit have been merged with ECI's existing joint venture in China - Hangzhou ECI Telecommunication Co. Ltd. (HETC). Of the $8.5 million purchase price, $4.2 million was assigned to net tangible assets and $4.3 million was assigned to Core Technology products. As a result of the transaction ECI's holdings in HETC increased to approximately 72.4%. In September 2006, the Company entered into an agreement to acquire all of the minority shares in HETC in consideration of approximately $4 million. Closing of this transaction occurred during February 2007.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 19 - Acquisitions (cont'd)

         B. On June 3, 2005, the Company acquired 100% of the outstanding common shares of Laurel Networks Inc. The results of Laurel Networks Inc.'s operations have been included in the consolidated financial statements since that date. Laurel Networks Inc. was a provider of Next-Generation IP/MPLS Multi Service Edge Routers.
                  The aggregate purchase price was $88 million paid in cash. The Company also incurred transaction costs, consisting primarily of professional fees amounting to approximately $1.75 million in connection with this acquisition. After the transaction, Laurel Networks became the "Data Networking" division of ECI.

                  The acquisition is accounted for under the purchase method of accounting. The purchase price of Laurel Networks has been allocated based on independent appraisals and management estimates. The allocation of the acquisition cost is as follows.

                                                                   Fair value
                                                               $ in thousands
                                                               --------------

                  Tangible assets:
                    Net current assets                                14,881
                    Property, plant and equipment                      3,156
                    Long-term liabilities                               (157)
                                                               --------------
                  Net tangible assets                                 17,880
                                                               --------------

                  Intangible assets:
                    Core technology products                          33,820
                    In-process research and development                  890
                    Backlog                                              100
                    Goodwill                                          37,060
                                                               --------------
                                                                      71,870
                                                               --------------

                  Net assets acquired                                 89,750
                                                               ==============

                  Of the $34.8 million identifiable intangible assets, $33.8 million was allocated to Core Technology products that have a weighted-average useful life of approximately ten years, $100 thousand was allocated to backlog that have a weighted average useful life of less than one year and $890 thousand was allocated to in-process research and development assets. Such amount represents the value attributed to research and development projects of the acquired company that were commenced but not completed at the date of acquisition, for which technological feasibility has not been established and which have no alternative future use in research and development activities or otherwise. In accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". The amount allocated to in-process research and development was written off at the date of acquisition. This write-off is included in the statements of operations in a separate line "Acquired in-process research and development".

                  The $37.1 million goodwill was derived by applying the "Residual Approach". Under this approach, the total Purchase Price is allocated to tangible assets and to specifically identifiable intangible assets, with any remainder allocated to goodwill. The goodwill was assigned to the "Data Networking" segment.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 19 - Acquisitions (cont'd)

         B.       (cont'd)

                  The Company believed that the Laurel acquisition resulted in the recognition of goodwill primarily because Laurel's products and technology would add edge routing and IP service capabilities to ECI's overall portfolio of IP solutions, and would strengthen ECI's position as a supplier of next-generation IP solutions. This acquisition enhances ECI's ability to meet customers' needs with innovative solutions as their next-generation multi-service networks evolve toward a single converged IP network.

                  Set forth below is certain unaudited pro forma combined statements of income data for the year ended December 31, 2005 and 2004, as if the acquisition of Laurel Networks Inc. occurred on January 1, 2005 and 2004, respectively, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets and adjustments for acquired in-process research and development; and (b) estimated reduction of interest income due to the decrease in on ECI's cash and cash equivalents and marketable securities used as cash consideration in the acquisition.

                  The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2005 and 2004, respectively, nor is it necessary indicative of future results.

                                                       Year ended December 31
                                                 ------------------------------
                                                         2005             2004
                                                 ------------     -------------
                                                          $ in thousands
                                                 ------------------------------
                                                     except earnings per share
                                                 ------------------------------
                                                           (Unaudited)
                                                 ------------------------------

                  Revenues                           634,695           513,353
                                                 ============     =============
                  Net income (loss)                   27,693           (12,702)
                                                 ============     =============

                  Earnings per share:

                  Basic                                 0.25             (0.12)
                                                 ============     =============
                  Diluted                               0.23             (0.12)
                                                 ============     =============


         C. In September 2005, the Company acquired the sales and support activities of MMG Ltd., including the rights that the Company had previously granted to MMG to distribute and install the Company's products in Russia (the "Rights"), for the sum of approximately $5.3 million. Of the $5.3 million purchase price, $1.6 million was assigned to net tangible assets, $1.8 million was assigned to the Rights, $0.7 million was assigned to Customer Relationships and $1.2 million was assigned to goodwill, which was allocated to Optical Network Division.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 20 - Restructuring

         A. Following the Company's Board of Directors' decision to focus on its two core activities, in the first quarter of 2004, the Company recorded $2,585 thousand in restructuring expenses associated with the completion of reorganization plan and the integration of Lightscape Optical Networks and Enavis Networks into the Optical Networks Division. The expenses were due to abandonment of several leased buildings.


         B. A reconciliation of the beginning and ending restructuring liability balances is as follows:

                                                                   Year ended
                                                                 December 31,
                                                                         2006
                                                                -------------
                                                                Rent contract
                                                                -------------
                                                                  $ thousands
                                                                -------------

         Balance at the beginning of the year                          3,179
         Paid during the year                                            456
                                                                -------------
         Balance at the end of the year (*)                            2,723
                                                                =============



                                                                   Year ended
                                                                 December 31,
                                                                         2005
                                                                -------------
                                                                Rent contract
                                                                -------------
                                                                  $ thousands
                                                                -------------

         Balance at the beginning of the year                           4,574
         Paid during the year                                           1,395
                                                                -------------
         Balance at the end of the year                                 3,179
                                                                =============

         * The restructuring liability is included under other payables and is expected to be paid through 2011.


Note 21 - Impairment of Loans

         For the year ended December 31, 2005

         During 2005, the Company recorded $3.0 million impairment charges associated with loans in the aggregate amount of $6.0 million provided to Chiaro, (see Note 5B).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
--------------------------------------------------------------------------------


Note 22 - Discontinuance of Operations

         A. On May 10, 2004, the Company distributed 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. Before this distribution, the Company held approximately 10.5 million, or 58%, of ECtel's shares. After this distribution, the Company held approximately 2.9 million shares or 16% of ECtel's outstanding shares that were presented in the consolidated balance sheet as an available for sale securities, (see Note 1D).

                  Accordingly, the results of ECtel for the year ended December 31, 2004 were reclassified as discontinued operations and presented as a single-line item, net of income tax in the statement of operations following the results from continuing operations.

                  On July 11, 2006 the Company distributed the remaining 2.9 million shares of ECtel to the Company's shareholders of record as of June 29, 2006, resulting in realization of a gain on available for sale securities of $4.1 million, which was recognized in the year ended December 31, 2006, under other income. (see Note 1A(4) and Note 17L).


         B.       Results of operations of the discontinued segments

                                            Year ended December 31
                                ------------------------------------------------
                                          2006             2005             2004
                                --------------   --------------   --------------
                                $ in thousands   $ in thousands   $ in thousands
                                --------------   --------------   --------------

         Revenues                           -                -            3,948
         Expenses, including
          income taxes (1)                  -                -           (7,851)
                                --------------   --------------   --------------
         Net results                        -                -           (3,903)
                                ==============   ==============   ==============

         (1) Including, loss from disposition in the amount of $3,681 thousand.


Note 23 - Subsequent Event

         In January 2007 the company merged the Data Networking Division and the Optical Networks Division into a new Transport Networking Division. The focus of this new division will be to deliver next generation transport products that enable migration from voice oriented technologies (SDH/SONET) to IP and data technologies, addressing carriers' needs to evolve their networks to a single converged IP network.